FORM U-3A-2



                    SECURITIES AND EXCHANGE COMMISSION

                              Washington, D. C.




                     Statement by Holding Company Claiming
                        Exemption Under Rule 2 from the
                    Provisions of the Public Utility Holding
                             Company Act of 1935




                           WESTERN RESOURCES, INC.




























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        WESTERN RESOURCES, INC. ("WRI") hereby files with the Securities and
Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submits the following information:

ITEM 1. Name, State of Organization, Location And Nature of Business of Claimant And Every Subsidiary Thereof, Other Than Any Exempt Wholesale Generator
(EWG) or Foreign Utility Company.

     WRI is a Kansas corporation whose principal executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612. WRI's mailing address is P.O. Box 889, Topeka, Kansas 66601.
     During 1999, WRI's principal business consisted of the production, purchase, transmission, distribution and sale of electricity. WRI provided retail electric service to approximately 341,000 industrial, commercial and residential customers in 324 Kansas communities. WRI also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. WRI's subsidiaries (as defined in the Act) are as follows:

A. Kansas Gas and Electric Company ("KGE"), a Kansas corporation, with its principal offices at 120 East First Street, Wichita, Kansas 67201 is a wholly-owned subsidiary of WRI. KGE provides electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area. At December 31, 1999, KGE rendered electric services at retail to approximately 287,000 residential, commercial and industrial customers and provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas, and through interchange agreements, to surrounding integrated systems. KGE does not own or operate any gas properties. KGE's subsidiary is as follows:

   1. Wolf Creek Nuclear Operating Corporation ("WCNOC"), a Delaware Corporation, with principal offices at 1550 Oxen Lane, N.E., Burlington, Kansas 66839. WCNOC is owned 47% by KGE and operates the Wolf Creek Generating Station on behalf of the plant's owners.

B. The Wing Group, Limited Co., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. The Wing Group, Limited Co., a wholly-owned subsidiary of WRI, is a developer of international power generation projects. The Wing Group, Limited Co.'s subsidiary is as follows:

   1. The Wing Group International, Inc., a Cayman Islands corporation with principal offices in the Cayman Islands. The Wing Group International, Inc. is a developer of power generation projects in China.

C. Westar Capital, Inc. ("Westar Capital"), a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612, is a wholly-owned subsidiary of WRI. Westar Capital is a holding company for certain non-regulated business subsidiaries of WRI. Westar Capital's subsidiaries are as follows:
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   1. Onsite Energy Corporation, a Delaware corporation with principal offices at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009. Onsite is a provider of energy-related services to commercial and industrial customers. Westar Capital, Inc. owns approximately 35.5% of Onsite common and convertible preferred stock.

   2. Protection One, Inc., a Delaware corporation, with principal offices at 6011 Bristol Parkway, Culver City, California 90230. Protection One, Inc. is a holding company for monitored security alarm businesses. Westar Capital, Inc. owns approximately 85% of Protection One, Inc. Protection One, Inc.'s subsidiaries are as follows:

      a. Protection One Investments, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One Investments was established for the purpose of holding investments. (Note: Protection One Investments, Inc. was acquired by Westar Capital, Inc. on 2/29/2000.)

      b. Protection One Alarm Monitoring, Inc., a Delaware corporation with principal offices at 6011 Bristol Parkway, Culver City, California 90230. Protection One Alarm Monitoring, Inc. is a provider of home security services. Protection One Alarm Monitoring, Inc.'s subsidiaries are as follows:

         i. Network Multi-Family Security Corporation, a Delaware corporation with principal offices at 14275 Midway Road, Suite 400, Addison, Texas 75001. Network Multi-Family Security Corporation is a provider of multi-family electronic monitored security services.

         ii. Protection One Alarm Monitoring of Mass., Inc., a Delaware corporation with principal offices at 6011 Bristol Parkway, Culver City, California 90230. Protection One Alarm Monitoring of Mass., Inc. is a provider of security alarm services.

         iii. Protection One Canada, Inc., a corporation organized under the laws of Ontario, Canada, with principal offices at 1 Valleybrook Drive, Don Mills, Ontario, M3B 2S7, Canada. Protection One Canada, Inc. is a provider of security alarm services. Protection One Canada, Inc.'s subsidiary is as follows:

               (1) Canguard, Inc., a corporation organized under the laws of Ontario, Canada, with principal offices at 1 Valleybrook Drive, 1st Floor, Don Mills, Ontario, M3B 2S7 Canada. Canguard, Inc. is a provider of security alarm services.

         iv.   Security Monitoring Services, Inc., a Florida corporation with
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         principal offices at 6225 N. State Highway 161, Suite 400,
         Irving, Texas 75063. Security Monitoring Services, Inc. is a provider of security alarm services.

         v. Protection One (UK) plc, a public limited company organized under the laws of the United Kingdom, with principal offices at Protection House, The Loddon Business Centre, Roentgen Road, Basingstoke, Hampshire RG24 8NG, United Kingdom. Protection One (UK) plc is a provider of security alarm services. (Note:
               Protection One (UK) plc was acquired by Westar Capital, Inc. on 2/29/2000.)

         vi. Protection One International, Inc., a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One International, Inc. is a provider of security alarm services. (Note: Protection One International, Inc. was acquired by Westar Capital, Inc. on 2/29/2000.) Protection One International, Inc.'s subsidiaries are as follows:

               (1) Protection One France, EURL, a corporation organized under the laws of France, with principal offices at Techno-Parc du Griffon, 840, Route de la Seds, 13127 Vitrolles, France. Protection One France, EURL is a provider of security alarm services. Protection
                     One France, EURL's subsidiaries are as follows:

                     (a) Compagnie Europeenne de Telesecurite, S.A. ("CET") a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. CET is a provider of security alarm services. CET 's subsidiaries are as follows:

                           (i) Actar, a corporation organized under the laws of France, with principal offices at 21 rue Auguste Perret, 94808 Villejuif, France. Actar is a provider of security alarm services. Actar 's subsidiaries are as follows:

                                (A)   Orion Bataille, a corporation organized
                                       under the laws of France, with
                                       principal offices at 2 av de la
                                       Bourdiniere, 22120 Yffigniac, France.
                                       Orion Bataille is a provider of alarm
                                       monitoring services.

                                 (B) Surveilance Electronique, a corporation organized under the laws of France,
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                                 with principal offices at 133 route de
                                       Versailles, 92410 Ville d'Avray,
                                       France.  Surveilance Electronique is a
                                       provider of security alarm services.

                           (ii) CET Benelux S.A., a corporation organized under the laws of Belgium, with principal offices at 440, boulevard Lambermont, 1030 Brussels, Belgium, is a provider of security alarm services. CET Benelux S.A. is 90% owned by CET. The subsidiaries of CET Benelux S.A. are as follows:

                                 (A)   CET Nederland, a corporation organized
                                       under the laws of the Netherlands, with
                                       principal offices at
                                       Vreeswykscstraatweg, NL 3432 NA
                                       Nieuwegein, Netherlands. CET Nederland
                                       is a provider of alarm monitoring
                                       services.

                                 (B)   E.S. Beveiliging, a corporation
                                       organized under the laws of
                                       Belgium, with principal offices at Bd
                                       Lambermont 440, 1030 Bruxelles,
                                       Belgium.  E.S. Beveiliging installs
                                       alarm monitoring systems.

                                 (C)   Consutron Nederland Teleshop BV, a
                                       corporation organized under the laws of
                                       the Netherlands, with principal offices
                                       at Markendaalseweg 329/19, 4811 KB
                                       Breda, Netherlands. Consutron Nederland
                                       Teleshop BV administrates and installs
                                       alarm monitoring systems.

                           (iii) C.E.T. (Suisse), S.A., a corporation
                                 organized under the laws of Switzerland, with principal offices at Nyon, Switzerland. C.E.T. (Suisse), S.A. is a provider of security alarm services. The subsidiary of C.E.T. (Suisse), S.A. is as follows:

                                 (A)   Telra, a corporation organized
                                       under the laws of Switzerland, with
                                       principal offices at Chemin des Champs
                                       Courbes 15, 1024 Ecublens, Switzerland.
                                       Telra installs phone network alarm
                                       systems.
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                           (iv)  C.E.T. Germany (Sicherheirsdienste GmbH), a
                                 corporation organized under the laws of
                                 Germany, with principal offices at Am
                                 Meerkamp 23, 40667 Meerbush, Germany, is a provider of alarm monitoring services.
                                 C.E.T. Germany (Sicherheirsdienste GmbH) is
                                 95% owned by CET.

                           (v) Croise Laroche, a corporation organized under the laws of France, with principal offices at 140 boulevard Malesherbes, 75017 Paris, France, is a provider of security alarm services. Croise Laroche is 92.4% owned by CET.

                           (vi) Eurocontact, a corporation organized under the laws of France, with principal offices at Les Docks Atrium 102, 10, Place de la Joliette, 13304 Marseille, Cedex 2, France. Eurocontact is a provider of security alarm services.

                           (vii) France Reseau Telesecurite ("F.R.T."), a
                                 corporation organized under the laws of
                                 France, with principal offices at 140,
                                 boulevard Malesherbes, 75017 Paris, France.
                                 F.R.T. is a provider of security alarm
                                 services.

                           (viii)Protection One Europe, a corporation
                                 organized under the laws of France,
                                 with principal offices at 16 rue Antonin
                                 Raynaud, 92300 Levallois-Perret, France.
                                 Protection One Europe is a provider of
                                 residential alarm monitoring services.

                           (ix) Eurostation, a corporation organized under the laws of France, with principal offices at 840 route de la Seds, Technoparc du Griffon, 13127 Vitrolles, France. Eurostation is a security alarm monitoring station.

                           (x) E.D.E., a corporation organized under the laws of France, with principal offices at Espace Cristal, 89100 Saint-Clement, France. E.D.E. provides monitoring assistance to individuals.

   3. Westar Aviation, Inc. a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Aviation, Inc. leases and maintains planes for corporate transportation purposes.
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   4. Westar Communications, Inc., a Kansas corporation, with principal offices at 1324 S. Kansas Avenue, Topeka, Kansas 66612. Westar Communications, Inc. operates a paging system in Kansas.

   5. Westar Limited Partners, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners, Inc. participates in limited partnerships and investments of Westar Capital, Inc.

   6. Westar Limited Partners II, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners, Inc. participates in limited partnerships and investments of Westar Capital, Inc.

   7. Wing Colombia, L.L.C., a Delaware limited liability company with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing Colombia, L.L.C. is a holding company for EWG's. The subsidiaries of Wing Columbia, L.L.C. are as follows:

      a. Merilectrica I, S.A., a sociedad anonima organized under the laws of the Republic of Colombia with principal offices in Colombia, South America. This company is the general partner of Merilectrica I, S.A. & Cia, S.C.A. E.S.P., an EWG and 36.75% owned by Wing Colombia L.L.C.

      b. TLC International LDC a limited duration company organized under the laws of the Cayman Islands with principal offices at x/o W.S. Walker & Co., Claredonian House, Georgetown Grand Cayman's, Cayman Islands. This Company is an EWG and 36.75% owned by Wing Colombia L.L.C.

      c. Merilectrica I, S.A. & Cia, S.C.A. E.S.P., a sociedad en comandita por acciones organized under the law of the Republic of Colombia with principal offices in Colombia, South America. This company is the general partner of Merilectrica I, S.A. and 36.75% owned by Wing Colombia L.L.C.

   8. Westar Financial Services, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Financial Services, Inc. holds certain investments of Westar Capital, Inc.

      a. Paradigm Direct, L.L.C., a Delaware limited liability company, with principal offices at Two Executive Drive, Fort Lee, New Jersey 07024, develops and manages marketing programs and strategies. Westar Financial Services, Inc. owns approximately 40% of Paradigm Direct, L.L.C.

D. Western Resources (Bermuda) Ltd., a Bermuda limited liability company with principal offices at Clarendon House, Two Church Street, Hamilton HM

   11, Bermuda. Western Resources (Bermuda) Ltd. is a holding company to hold the interest of WRI in CPI-Western Power Holdings Ltd. and other potential international projects. Western Resources (Bermuda) Ltd.'s subsidiaries are as follows:

   1. CPI-Western Power Holdings Ltd., a Bermuda limited liability company. Western Resources (Bermuda) Ltd. owns 50% of CPI-Western Power Holdings Ltd. a master joint venture which develops power generation
      projects in China.   CPI-Western Power Holdings Ltd.'s subsidiaries
      are as follows:

      a. Western Resources International Limited is a limited liability company organized under the laws of Mauritius. Western Resources International Limited is a holding company for EWG's in China.

         i. Zhengzhou Dengwai Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

         ii. Zhengzhou Dengyuan Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

         iii. Zhengzhou Huadeng Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

         iv. Zhengzhou Huaxin Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

   2. Western Resources I (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources I (Cayman Islands) Limited was established to develop power generation projects. Western Resources I (Cayman Island) Limited's subsidiary is as follows:

      a. Western Resources II (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources II (Cayman Islands) Limited was established to develop power generation projects.

E. Western Resources Capital I and II are Delaware business trusts with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources Capital I and II were established for the purpose of issuing securities.

F. Wing Turkey, Inc. is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing Turkey, Inc. is a holding company for potential power projects in Turkey. Wing Turkey, Inc.'s subsidiaries are as follows:

   1. Wing International, Ltd. is a Texas limited liability corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing International, Ltd. is a holding company for an EWG in Turkey.
      Wing International, Ltd.'s investment is in:

      a. Trakya Elektrik Uretim VE Ticaret A.S., a Republic of Turkey corporation with principal offices at P.K. 13, Marmara Ereglsi 59740 Tekirdag. This company is an EWG and 9% owned by Wing International, Ltd.

G. Westar Generating, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating, Inc. holds interests in electric power plants.

H. Westar Generating II, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating II, Inc. holds interests in electric power plants.

I. Dormant subsidiaries of WRI:

   1. Contract Compression, Inc., a Texas corporation.

   2. Gas Service Energy Corporation, a Delaware corporation.

   3. KPL Funding, Inc., a Kansas corporation.

   4. Rangeline, Inc., a Kansas corporation.

   5. The Kansas Power and Light Company, a Kansas corporation.

   6. The Comfort Zone, Inc., a Kansas corporation.

   7. WR Services, Inc., a Kansas corporation.

   8. Westar Energy, Inc., a Kansas corporation.
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   9. Astra Resources, Inc., a Kansas corporation.

      a. Westar Energy Investments, Inc., a Kansas corporation.

J. Dormant subsidiary of The Wing Group, Limited Co.:

   1. Wing Thailand, Inc., a Delaware corporation.

K. Dormant subsidiaries of Protection One, Inc.:

   1. Protection One Acquisition Holding Corporation, a Delaware corporation.

      a. P-1 Merger Sub., Inc. (Delaware), a Delaware corporation.

      b. P-1 Merger Sub., Inc. (Mass.), a Massachusetts corporation.

L. Dormant subsidiary of Protection One Alarm Monitoring, Inc.:

   1. Protection One Security Limited, a private limited company organized under the laws of the United Kingdom.

M. Dormant subsidiaries of Protection One (UK) plc:

   1. Masco Holdings Limited, a private limited company organized under the laws of the United Kingdom.

      a. Masco Security Systems Limited, a private limited company organized under the laws of the United Kingdom.

ITEM 2. Description of The Properties of Claimant And Each of Its Subsidiary Public Utility Company Used for the Generation, Transmission, and Distribution of Electric Energy for Sale.

A. The principal electric generating stations of WRI, all of which are located in Kansas, are as follows:

                                                         Accredited
                                                        Capacity - MW
      Name and Location                                 (WRI's Share)

      Coal

      JEC Unit 1, near St. Marys.....................        476
      JEC Unit 2, near St. Marys.....................        474
      JEC Unit 3, near St. Marys.....................        475
      Lawrence Energy Center, near Lawrence..........        572
      Tecumseh Energy Center, near Tecumseh..........        243
            Subtotal.................................      2,240

      Gas/Oil

      Hutchinson Energy Center, near Hutchinson......        415
      Abilene Energy Center, near Abilene............         70
      Tecumseh Energy Center, near Tecumseh..........         41
                  Subtotal...........................        526

      Diesel

      Hutchinson Energy Center ......................         86

      Wind

      JEC Wind Turbine 1, near St. Marys.............        0.5
      JEC Wind Turbine 2, near St. Marys.............        0.5
                  Subtotal...........................        1.0

      Total Accredited Capacity......................      2,853 MW

     WRI maintains 10 interconnections with 6 other public utilities to permit direct extra-high voltage interchange. WRI is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

     WRI owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.
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
B. The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:

                                                             Accredited
                                                            Capacity - MW
      Name and Location                                     (KGE's Share)

      Nuclear

      Wolf Creek, near Burlington .......................        550

      Coal

      LaCygne Unit 1, near LaCygne ......................        344
      LaCygne Unit 2, near LaCygne ......................        337
      JEC Unit 1, near St. Mary's .......................        149
      JEC Unit 2, near St. Mary's .......................        148
      JEC Unit 3, near St. Mary's .......................        148
                  Subtotal...............................      1,126

      Gas/Oil

      Gordon Evans, Wichita .............................        527
      Murray Gill, Wichita...............................        332
      Neosho, Neosho.....................................         67
                  Subtotal ..............................        926

      Diesel

      Wichita, Wichita...................................          3

      Wind

      JEC Wind Turbine 1, near St. Marys.................        (a)
      JEC Wind Turbine 2, near St. Marys.................        (a)

      Total Accredited Capacity .........................      2,605 MW

      (a) KGE's share is less than 0.5 MW

     KGE maintains 9 interconnections with 5 other public utilities to permit direct extra-high voltage interchange. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

     KGE owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

ITEM 3. Information for the Last Calendar Year with Respect to Claimant and Each of its Subsidiary Public Utility Companies.

A.  Number of KWH of electric energy sold (at retail or wholesale):

    For the year ended December 31, 1999, WRI sold 8,996,335,000 KWH of electric energy at retail, 3,785,226,000 KWH of electric energy at wholesale. For the year ended December 31, 1999, KGE sold 8,607,403,000 KWH of electric energy at retail and 1,831,943,000 KWH of electric energy at wholesale.

B. Number of KWH of electric energy distributed at retail outside the State in which each company is organized:

    During 1999, neither WRI nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas.

C. Number of KWH of electric energy sold at wholesale outside the State in which each company is organized:

    During 1999, WRI sold, at wholesale, 1,358,147,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1999, KGE sold, at wholesale, 1,068,313,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1999, neither WRI or KGE sold natural or manufactured gas at wholesale outside the state of Kansas or at the Kansas state line.

D. Number of KWH of electric energy purchased outside the State in which each company is organized:

    During 1999, WRI purchased 148,516,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line. During 1999, KGE purchased 230,192,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line.

ITEM 4. Information for the Reporting Period with Respect to Claimant and Each Interest it Holds Directly or Indirectly in an EWG or a Foreign Utility Company.

4.1  Merilectrica/TLC International.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:           Merilectrica I, S.A.
      Address:               Apartado Aereo 12203
                             Calles 5A #39 Room 194
                             Medellin, Colombia

      Name of EWG            TLC International LDC
      Address:               c/o W. S. Walker & Co.
                             Claredonian house
                             P.O. Box 265
                             Georgetown Grand Cayman's, Cayman Islands
      Location:              Barrancabermeja, Santander, Colombia
      Facility:              160 MW single-cycle gas fired electric generating
                             plant.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Wing Colombia, L.L.C., a Delaware limited liability company owns 36.3825% directly and 0.36382% indirectly of Merilectrica I, S.A. & Cia, S.C.A. E.S.P., ("Merilectrica") a Colombian comandita and operator of the plant, and 36.75% of TLC International LDC, ("TLC") a Cayman limited duration company, and owner and lessor of the equipment installed in the plant. Merilectrica leases the equipment from TLC and owns the balance of the plant.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US $16,005,627
      Guarantees:             None
      Other Obligations:      Two letters of credit totaling $8,063,495
                              supporting the construction of the project exist under which Westar Capital, Inc., a wholly owned subsidiary of the claimant is ultimately responsible.

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         Merilectrica - $6,446,844
                              TLC - US $37,480,213
      Earnings:               $640,000

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None
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4.2  Zhengzhou Dengwei Power Co.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Zhengzhou Dengwei Power Co., Ltd.
      Address:                Yangcheng Industrial Zone
                              Dengfeng Industrial Zone,
                              Dengfeng Municipality, Henan Province
      Location:               Dengfeng Municipality, Henan Province, People's
                              Republic of China.
      Facility:               55 MW coal-fired generating unit.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Western Resources International Limited owns a 49% interest in Zhenzhou Dengwei Power Co., Ltd.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US $5.2 million as registered
                              paid-in capital.  Shareholder loan of
                              approximately US $7.9 million payable in equal
                              annual installments over a 20-year term.
      Guarantees:             None
      Other Obligations:      None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         US $10.5 million
      Earnings:               US $2.5 million

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None

4.3  Zhengzhou Dengyuan Power Co.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Zhengzhou Dengyuan Power Co., Ltd.
      Address:                Yangcheng Industrial Zone, Dengfeng
                              Municipality, Henan Province, People's Republic
                              of China.
      Location:               Dengfeng Municipality, Henan Province, People's
                              Republic of China.
      Facility:               55 MW coal-fired generating unit.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Western Resources International Limited owns a 49% interest in Zhengzhou Dengyuan Power Co., Ltd.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US $4.9 million cash as registered
                              paid-in capital. Shareholder loan of
                              approximately US $9.8 million payable in equal
                              annual installments over a 20-year term.
      Guarantees:             None
      Other Obligations:      None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         US $9.8 million
      Earnings:               US $2.5 million

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None

4.4  Zhengzhou Huadeng Power Co.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Zhengzhou Huadeng Power Co., Ltd.
      Address:                Yangcheng Industrial Zone
                              Dengfeng Industrial Zone
                              Dengfeng Municipality, Henan Province, PRC
      Location:               Dengfeng Municipality, Henan Province, People's
                              Republic of China
      Facility:               55 MW coal-fired generating unit

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Western Resources International Limited owns a 49% equity interest in Zhengzhou Huadeng Power Co., Ltd.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US $4.4 million as registered
                              paid-in capital.
      Guarantees:             None
      Other Obligations:      None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         Registered paid-in Capital of approximately US
                              $8.9 million
      Earnings:               $0.6 million

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None

4.5  Zhengzhou Huaxin Power Co.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Zhengzhou Huaxin Power Co., Ltd.
      Address:                Yangcheng Industrial Zone
                              Dengfeng Industrial Zone
                              Dengfeng Municipality, Henan Province, PRC
      Location:               Dengfeng Municipality, Henan Province, People's
                              Republic of China
      Facility:               55 MW coal-fired generating unit

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Western Resources International Limited owns a 49% equity interest in Zhengzhou Huaxin Power Co. Ltd.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US $4.4 million as registered
                              paid-in capital.
      Guarantees:             None
      Other Obligations:      None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         Registered paid-in Capital of approximately US
                              $8.9 million
      Earnings:               $0.6 million

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None

4.6  Trakya Elektrik Uretim Ve Ticaret A.S.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Trakya Elektrik Uretim Ve Ticaret A.S.
      Address:                P.K. 13
                              Marmara Ereglsi 59740 Tekirdag
      Location:               Botas Tesisleri Mevkii
                              Sultankoy Beledesi
                              Marmara Ereglisi 59740 Tekirdag
                              Turkey
      Facility:               478 MW combined cycle gas turbine
                              with four 154 KV substations.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Wing International, Ltd., a Texas limited liability company owns 9% of the project.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US $10,388,379 as paid in capital.
                              Approximately US $2,139,130 subordinated debt.
      Guarantees:             Westar Capital, Inc. has issued standby letters
                              of credit totaling $3,651,150.
      Other Obligations:      Wing Turkey, Inc. (a wholly-owned subsidiary of
                              the claimant and 99% parent of Wing
                              International, Ltd.) is a party to the "Wing
                              Turkey Guarantee Agreement" along with Trakya
                              Elektrik and Chase Manhattan Bank (as Offshore
                              Collateral Agent) and ABN AMRO Bank (as Funding
                              Agent). Under this agreement, the equity contributions and subordinated debt contributions, agreed to in the "Equity Funding
                              Agreement" are guaranteed.

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         Approximately US $139,194,573
      Earnings:               None

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of April, 2000

                                       Western Resources, Inc.


                                       By:  /s/ Richard D. Terrill
                                          Richard D. Terrill
                                          Executive Vice President,
                                          General Counsel, and
                                          Corporate Secretary

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

         Richard D. Terrill
         Executive Vice President, General Counsel and Corporate Secretary Western Resources, Inc.
         P.O. Box 889
         818 South Kansas Avenue
         Topeka, Kansas 66601
         (785)575-6322
         (785)575-1936 (FAX)

                                    EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year:


                                                                                     Exhibit A-1
                                      WESTERN RESOURCES, INC.
                                   CONSOLIDATING BALANCE SHEET
                                        December 31, 1999
                                      (Dollars in Thousands)

                                                          Kansas Gas       Westar        Westar
                                              Western        and           Capital     Generating
                                             Resources     Electric     Consolidated        I
ASSETS                                                                  (Exhibit A-2)
CURRENT ASSETS:
  Cash and cash equivalents . . . . . .     $     2,203   $        37   $     11,432  $     -
  Accounts receivable (net) . . . . . .          85,326       178,957        118,558        -
  Inventories and supplies (net). . . .          53,258        46,179         12,955        -
  Marketable securities . . . . . . . .            -             -           177,128        -
  Prepaid expenses and other. . . . . .          17,971        19,103         31,093        -
    Total Current Assets. . . . . . . .         158,758       244,276        351,166        -

PROPERTY, PLANT AND EQUIPMENT (NET) . .       1,254,583     2,480,696         62,777      23,612

OTHER ASSETS:
  Investment in ONEOK . . . . . . . . .         590,109          -              -           -
  Customer accounts (net) . . . . . . .            -             -         1,138,902        -
  Goodwill (net). . . . . . . . . . . .            -             -         1,102,157        -
  Regulatory assets . . . . . . . . . .         133,596       232,408           -           -
  Other . . . . . . . . . . . . . . . .       2,890,293       106,449         31,292        -
    Total Other Assets. . . . . . . . .       3,613,998       338,857      2,272,351        -

TOTAL ASSETS. . . . . . . . . . . . . .     $ 5,027,339   $ 3,063,829   $  2,686,294   $  23,612

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt.     $    78,657   $      -      $     33,010   $     -
  Short-term debt . . . . . . . . . . .         705,421          -              -            -
  Accounts payable. . . . . . . . . . .         370,302        76,996         23,298         -
  Accrued liabilities . . . . . . . . .         115,849        28,052         82,901         -
  Accrued income taxes. . . . . . . . .         (35,184)       70,878         15,937         -
  Deferred security revenues. . . . . .            -             -            61,148         -
  Other . . . . . . . . . . . . . . . .          29,622         6,615         35,231         -
    Total Current Liabilities . . . . .       1,264,667       182,541        251,525         -

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . .       1,424,613       684,271        762,264         -
  Western Resources obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts holding solely company
    subordinated debentures . . . . . .            -             -              -            -
  Deferred income taxes and credits . .         304,197       774,961        (82,797)        -
  Minority interests. . . . . . . . . .            -             -           193,499         -
  Deferred gain from sale/leaseback . .            -          198,123           -            -
  Other . . . . . . . . . . . . . . . .         133,538       101,428         44,485         -
    Total Long-Term Liabilities . . . .       1,862,348     1,758,783        917,451         -

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Cumulative preferred stock. . . . . . . .      24,858          -              -            -
  Common stock, par value $5 per share,
    150,000,000 authorized shares,
    67,401,657 outstanding shares . . . . .     341,508     1,065,634              1           1
  Paid-in capital . . . . . . . . . . . . .     820,945          -         1,241,370      23,611
  Retained earnings . . . . . . . . . . . .     691,016        56,871        238,159         -
  Accumulated other comprehensive income  .      37,788          -            37,788         -
  Treasury stock, at cost, 900,000 shares .     (15,791)         -              -            -
  Total Shareholders' Equity. . . . . . . .   1,900,324     1,122,505      1,517,318      23,612

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY. . $ 5,027,339   $ 3,063,829   $  2,686,294   $  23,612

                                                      Exhibit A-1
                     WESTERN RESOURCES, INC.
                   CONSOLIDATING BALANCE SHEET
                        December 31, 1999
                      (Dollars in Thousands)
                           (Continued)
                                                Westar         WR           The          Wing
                                            Generating II    Bermuda     Wing Group     Turkey
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . . $        -      $    1,996   $      159   $     -
  Accounts receivable (net) . . . . . . . .          -              (4)        -               1
  Inventories and supplies (net). . . . . .          -            -            -            -
  Marketable securities . . . . . . . . . .          -            -            -            -
  Prepaid expenses and other. . . . . . . .          -               1         -             253
    Total Current Assets. . . . . . . . . .          -           1,993          159          254

PROPERTY, PLANT AND EQUIPMENT (NET) . . . .        67,776         -            -            -

OTHER ASSETS:
  Investment in ONEOK . . . . . . . . . . .          -            -            -            -
  Customer accounts (net) . . . . . . . . .          -            -            -            -
  Goodwill (net). . . . . . . . . . . . . .          -            -            -            -
  Regulatory assets . . . . . . . . . . . .          -            -            -            -
  Other . . . . . . . . . . . . . . . . . .          -           6,801          (36)       7,386
    Total Other Assets. . . . . . . . . . .          -           6,801          (36)       7,386

TOTAL ASSETS. . . . . . . . . . . . . . . . $      67,776   $    8,794   $      123   $    7,640

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . . $        -      $     -      $     -      $     -
  Short-term debt . . . . . . . . . . . . .          -            -            -            -
  Accounts payable. . . . . . . . . . . . .          -            -             260         -
  Accrued liabilities . . . . . . . . . . .          -            -             (16)        -
  Accrued income taxes. . . . . . . . . . .          -           1,302      (12,380)        (225)
  Deferred security revenues. . . . . . . .          -            -            -            -
  Other . . . . . . . . . . . . . . . . . .          -           1,163          380         -
    Total Current Liabilities . . . . . . .          -           2,465      (11,756)        (225)

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .          -            -            -          11,918
  Western Resources obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts holding solely company
    subordinated debentures . . . . . . . .          -            -            -            -
  Deferred income taxes and credits . . . .          -         (11,163)      (1,616)      (1,035)
  Minority interests. . . . . . . . . . . .          -            -            -            -
  Deferred gain from sale/leaseback . . . .          -            -            -            -
  Other . . . . . . . . . . . . . . . . . .          -            -            -            -
    Total Long-Term Liabilities . . . . . .          -         (11,163)      (1,616)      10,883


COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Cumulative preferred stock. . . . . . . .          -            -            -            -
  Common stock, par value $5 per share,
    150,000,000 authorized shares,
    67,401,657 outstanding shares . . . . .             1         -            -            -
  Paid-in capital . . . . . . . . . . . . .        67,775       32,422       50,620        2,925
  Retained earnings . . . . . . . . . . . .          -         (14,930)     (37,125)      (5,943)
  Accumulated other comprehensive income  .          -            -            -            -
  Treasury stock, at cost, 900,000 shares .          -            -            -            -
    Total Shareholders' Equity  . . . . . .        67,776       17,492       13,495       (3,018)

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY. . $      67,776   $    8,794   $      123   $    7,640

                                                      Exhibit A-1
                     WESTERN RESOURCES, INC.
                   CONSOLIDATING BALANCE SHEET
                        December 31, 1999
                      (Dollars in Thousands)
                           (Continued)
                                                           Western                     Western
                                                          Resources   Consolidating   Resources
                                                       Capital I & II    Entries     Consolidated
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .              $     -      $      -        $   15,827
  Accounts receivable (net) . . . . . . . .                 226,804      (380,442)       229,200
  Inventories and supplies (net). . . . . .                    -             -           112,392
  Marketable securities . . . . . . . . . .                    -             -           177,128
  Prepaid expenses and other. . . . . . . .                    -             -            68,421
    Total Current Assets. . . . . . . . . .                 226,804      (380,442)       602,968

PROPERTY, PLANT AND EQUIPMENT (NET) . . . .                    -              -        3,889,444

OTHER ASSETS:
  Investment in ONEOK . . . . . . . . . . .                    -             -           590,109
  Customer accounts (net) . . . . . . . . .                    -             -         1,138,902
  Goodwill (net). . . . . . . . . . . . . .                    -             -         1,102,157
  Regulatory assets . . . . . . . . . . . .                    -             -           366,004
  Other . . . . . . . . . . . . . . . . . .                    -       (2,723,563)       318,622
    Total Other Assets. . . . . . . . . . .                    -       (2,723,563)     3,515,794

TOTAL ASSETS. . . . . . . . . . . . . . . .              $  226,804   $(3,104,005)   $ 8,008,206

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .              $     -      $      -       $   111,667
  Short-term debt . . . . . . . . . . . . .                    -             -           705,421
  Accounts payable. . . . . . . . . . . . .                    -         (338,022)       132,834
  Accrued liabilities . . . . . . . . . . .                    -             -           226,786
  Accrued income taxes. . . . . . . . . . .                    -             -            40,328
  Deferred security revenues. . . . . . . .                    -             -            61,148
  Other . . . . . . . . . . . . . . . . . .                    -             -            73,011
    Total Current Liabilities . . . . . . .                    -         (338,022)     1,351,195

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .                    -             -         2,883,066
  Western Resources obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts holding solely company
    subordinated debentures . . . . . . . .                 220,000          -           220,000
  Deferred income taxes and credits . . . .                    -                1        982,548
  Minority interests. . . . . . . . . . . .                    -             -           193,499
  Deferred gain from sale/leaseback . . . .                    -             -           198,123
  Other . . . . . . . . . . . . . . . . . .                    -             -           279,451
    Total Long-Term Liabilities . . . . . .                 220,000             1      4,756,687

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Cumulative preferred stock. . . . . . . .                    -             -            24,858
  Common stock, par value $5 per share,
    150,000,000 authorized shares,
    67,401,657 outstanding shares . . . . .                   6,804    (1,072,441)       341,508
  Paid-in capital . . . . . . . . . . . . .                    -       (1,418,723)       820,945
  Retained earnings . . . . . . . . . . . .                    -         (237,032)       691,016
  Accumulated other comprehensive income  .                    -          (37,788)        37,788
  Treasury stock, at cost, 900,000 shares .                    -             -           (15,791)
    Total Shareholders' Equity  . . . . . .                   6,804    (2,765,984)     1,900,324

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY  .              $  226,804   $(3,104,005)   $ 8,008,206

                                                      Exhibit A-1
                     WESTERN RESOURCES, INC.
                CONSOLIDATING STATEMENT OF INCOME
                   Year Ended December 31, 1999
                      (Dollars in Thousands,
                    except Per Share Amounts)

                                                          Kansas Gas      Westar        Westar
                                             Western         and          Capital     Generating
                                            Resources      Electric    Consolidated       I
                                                                       (Exhibit A-2)
SALES:
  Energy  . . . . . . . . . . . . . . . .  $   791,358   $   638,340   $      1,284   $     -
  Security  . . . . . . . . . . . . . . .         -             -           605,176         -
    Total Sales . . . . . . . . . . . . .      791,358       638,340        606,460         -

COST OF SALES:
  Energy  . . . . . . . . . . . . . . . .      341,360       137,478            144         -
  Security  . . . . . . . . . . . . . . .         -             -           184,005         -
    Total Cost of Sales . . . . . . . . .      341,360       137,478        184,149         -

GROSS PROFIT. . . . . . . . . . . . . . .      449,998       500,862        422,311         -

OPERATING EXPENSES:
  Operating and maintenance expense . . .      147,567       161,953         27,548         -
  Depreciation and amortization . . . . .       65,595       101,160        239,988         -
  Selling, general and administrative
     expense. . . . . . . . . . . . . . .       91,710        65,900        198,762         -
  International power development costs .         -             -              -            -
  Deferred merger costs . . . . . . . . .         -             -              -            -
    Total Operating Expenses. . . . . . .      304,872       329,013        466,298         -

INCOME (LOSS) FROM OPERATIONS . . . . . .      145,126       171,849        (43,987)        -

OTHER INCOME (EXPENSE):
  Impairment of marketable securities . .         -             -           (76,166)        -
  ONEOK investment income . . . . . . . .       44,444          -              -            -
  Investment earnings . . . . . . . . . .      (24,271)           10        (11,529)        -
  Minority interest . . . . . . . . . . .         -             -            12,934         -
  Other . . . . . . . . . . . . . . . . .        3,811        (3,093)        13,356         -
    Total Other Income (Expense). . . . .       23,984        (3,083)       (61,405)        -

EARNINGS BEFORE INTEREST AND TAXES  . . .      169,110       168,766       (105,392)        -

INTEREST EXPENSE:
  Interest expense on long-term debt. . .      105,925        45,920         84,572         -
  Interest expense on short-term debt
     and other. . . . . . . . . . . . . .       54,057         3,598           -            -
    Total Interest Expense. . . . . . . .      159,982        49,518         84,572         -

(LOSS) EARNINGS BEFORE INCOME TAXES . . .        9,128       119,248       (189,964)        -

INCOME TAX (BENEFIT) EXPENSE. . . . . . .       (3,331)       34,987        (66,516)        -

INCOME BEFORE EXTRAORDINARY GAIN  . . . .       12,459        84,261       (123,448)        -

EXTRAORDINARY GAIN, NET OF TAX  . . . . .         -             -            11,742         -

NET INCOME (LOSS) . . . . . . . . . . . .       12,459        84,261       (111,706)        -

PREFERRED AND PREFERENCE DIVIDENDS. . . .        1,129          -              -            -

EARNINGS AVAILABLE FOR COMMON STOCK . . .  $    11,330   $    84,261   $   (111,706)  $     -

                                                      Exhibit A-1
                     WESTERN RESOURCES, INC.
                CONSOLIDATING STATEMENT OF INCOME
                   Year Ended December 31, 1999
                      (Dollars in Thousands,
                    except Per Share Amounts)
                           (Continued)
                                             Westar
                                           Generating        WR           The          Wing
                                               II          Bermuda     Wing Group     Turkey
SALES:
  Energy  . . . . . . . . . . . . . . . .  $     -      $       -      $     -      $     -
  Security  . . . . . . . . . . . . . . .        -              -            -            -
    Total Sales . . . . . . . . . . . . .        -              -            -            -

COST OF SALES:
  Energy  . . . . . . . . . . . . . . . .        -              -            -            -
  Security  . . . . . . . . . . . . . . .        -              -            -            -
    Total Cost of Sales . . . . . . . . .        -              -            -            -

GROSS PROFIT. . . . . . . . . . . . . . .        -              -            -            -

OPERATING EXPENSES:
  Operating and maintenance expense . . .        -              -            -            -
  Depreciation and amortization . . . . .        -               264         -            -
  Selling, general and administrative
     expense. . . . . . . . . . . . . . .        -              -          (4,695)       2,943
  International power development costs .        -              -            -            -
  Deferred merger costs . . . . . . . . .        -              -            -            -
    Total Operating Expenses. . . . . . .        -               264       (4,695)       2,943

INCOME (LOSS) FROM OPERATIONS . . . . . .        -              (264)       4,695       (2,943)

OTHER INCOME (EXPENSE):
  Impairment of marketable securities . .        -              -            -            -
  ONEOK investment income . . . . . . . .        -              -            -            -
  Investment earnings   . . . . . . . . .        -             2,373          (32)      (2,844)
  Minority interest . . . . . . . . . . .        -              -            -            -
  Other . . . . . . . . . . . . . . . . .        -              -             160         -
    Total Other Income (Expense). . . . .        -             2,373          128       (2,844)

EARNINGS BEFORE INTEREST AND TAXES. . . .        -             2,109        4,823       (5,787)

INTEREST EXPENSE:
  Interest expense on long-term debt. . .        -              -            -            -
  Interest expense on short-term debt
     and other. . . . . . . . . . . . . .        -              -            -             591
    Total Interest Expense. . . . . . . .        -              -            -             591

(LOSS) EARNINGS BEFORE INCOME TAXES . . .        -             2,109        4,823       (6,378)

INCOME TAX (BENEFIT) EXPENSE. . . . . . .        -               839        1,770       (1,113)

INCOME BEFORE EXTRAORDINARY GAIN  . . . .        -             1,270        3,053       (5,265)

EXTRAORDINARY GAIN, NET OF TAX  . . . . .        -              -            -            -

NET INCOME (LOSS) . . . . . . . . . . . .        -             1,270        3,053       (5,265)

PREFERRED AND PREFERENCE DIVIDENDS. . . .        -              -            -            -

EARNINGS AVAILABLE FOR COMMON STOCK . . .  $     -      $      1,270   $    3,053   $   (5,265)

                                                      Exhibit A-1
                     WESTERN RESOURCES, INC.
                CONSOLIDATING STATEMENT OF INCOME
                   Year Ended December 31, 1999
                      (Dollars in Thousands,
                    except Per Share Amounts)
                           (Continued)
                                            Western                        Western
                                           Resources    Consolidating     Resources
                                          Capital I&II     Entries       Consolidated
 SALES:
  Energy  . . . . . . . . . . . . . . . . $       -        $     -        $ 1,430,982
  Security  . . . . . . . . . . . . . . .         -              -            605,176
    Total Sales . . . . . . . . . . . . .         -              -          2,036,158

COST OF SALES:
  Energy  . . . . . . . . . . . . . . . .         -              -            478,982
  Security  . . . . . . . . . . . . . . .         -              -            184,005
    Total Cost of Sales . . . . . . . . .         -              -            662,987

GROSS PROFIT. . . . . . . . . . . . . . .         -              -          1,373,171

OPERATING EXPENSES:
  Operating and maintenance expense . . .         -              -            337,068
  Depreciation and amortization . . . . .         -              -            407,007
  Selling, general and administrative
     expense. . . . . . . . . . . . . . .         -           (11,968)        342,652
  International power development
    costs . . . . . . . . . . . . . . . .         -            (5,632)         (5,632)
  Deferred merger costs . . . . . . . . .         -            17,600          17,600
    Total Operating Expenses. . . . . . .         -              -          1,098,695

INCOME (LOSS) FROM OPERATIONS . . . . . .         -              -            274,476

OTHER INCOME (EXPENSE):
  Impairment of marketable securities . .         -              -            (76,166)
  ONEOK investment income . . . . . . . .         -           (44,444)           -
  Investment earnings . . . . . . . . . .       18,634         53,638          35,979
  Minority interest . . . . . . . . . . .         -              -             12,934
  Other . . . . . . . . . . . . . . . . .         -              -             14,234
    Total Other Income (Expense). . . . .       18,634          9,194         (13,019)

EARNINGS BEFORE INTEREST AND TAXES. . . .       18,634          9,194         261,457

INTEREST EXPENSE:
  Interest expense on long-term debt. . .         -              -            236,417
  Interest exp. on short-term debt
     and other. . . . . . . . . . . . . .         -              (559)         57,687
    Total Interest Expense. . . . . . . .         -              (559)        294,104

(LOSS) EARNINGS BEFORE INCOME TAXES . . .       18,634          9,753         (32,647)

INCOME TAX (BENEFIT) EXPENSE. . . . . . .         -              -            (33,364)

INCOME BEFORE EXTRAORDINARY GAIN  . . . .       18,634          9,753             717

EXTRAORDINARY GAIN, NET OF TAX  . . . . .         -              -             11,742

NET INCOME (LOSS) . . . . . . . . . . . .       18,634          9,753          12,459

PREFERRED AND PREFERENCE DIVIDENDS. . . .       18,075        (18,075)          1,129

EARNINGS AVAILABLE FOR COMMON STOCK . . . $        559     $   27,828     $    11,330

AVERAGE COMMON SHARES OUTSTANDING . . . .                                  67,080,281

BASIC EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING:
EARNINGS AVAILABLE FOR COMMON STOCK
 BEFORE EXTRAORDINARY GAIN . . . . . . . .                                $     (0.01)
EXTRAORDINARY GAIN . . . . . . . . . . . .                                $      0.18
EARNINGS AVAILABLE FOR COMMON STOCK. . . .                                $      0.17

                                                      Exhibit A-1
                     WESTERN RESOURCES, INC.
           CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                        December 31, 1999
                      (Dollars in Thousands)


                                                         Kansas Gas     Westar         Westar
                                              Western       and         Capital      Generating
                                             Resources    Electric    Consolidated        I
                                                                      (Exhibit A-2)
BALANCE AT BEGINNING OF PERIOD. . . . . .    $ 823,590   $   72,611   $    349,865   $     -

ADD:
  Net income (loss) . . . . . . . . . . .       12,459       84,261       (111,706)        -
  Realignment of subsidiaries . . . . . .         -              (1)          -            -
    Total . . . . . . . . . . . . . . . .      836,049      156,871        238,159         -

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . .        1,129         -              -            -
  Common stock. . . . . . . . . . . . . .      143,904      100,000           -            -
    Total . . . . . . . . . . . . . . . .      145,033      100,000           -            -

BALANCE AT END OF PERIOD. . . . . . . . .   $  691,016   $   56,871   $    238,159   $     -


                                              Westar                      The
                                            Generating        WR          Wing        Wing
                                                II          Bermuda       Group      Turkey


BALANCE AT BEGINNING OF PERIOD. . . . . .   $     -      $   (16,200)   $ (40,179)  $    (679)

ADD:
  Net income (loss) . . . . . . . . . . .         -            1,270        3,053      (5,265)
  Realignment of subsidiaries . . . . . .         -             -               1           1
    Total . . . . . . . . . . . . . . . .         -          (14,930)     (37,125)     (5,943)

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . .         -             -            -           -
  Common stock. . . . . . . . . . . . . .         -             -            -           -
    Total . . . . . . . . . . . . . . . .         -             -            -           -

BALANCE AT END OF PERIOD. . . . . . . . .   $     -      $   (14,930)   $ (37,125)  $  (5,943)


                                               Western                       Western
                                              Resources     Consolidating   Resources
                                            Capital I & II     Entries     Consolidated


BALANCE AT BEGINNING OF PERIOD. . . . . .   $         -      $ (365,418)  $    823,590

ADD:
  Net income (loss) . . . . . . . . . . .           18,634        9,753         12,459
  Realignment of subsidiaries . . . . . .             -              (1)          -
    Total . . . . . . . . . . . . . . . .           18,634     (355,666)       836,049

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . .           18,075      (18,075)         1,129
  Common stock. . . . . . . . . . . . . .              559     (100,559)       143,904
    Total . . . . . . . . . . . . . . . .           18,634     (118,634)       145,033

BALANCE AT END OF PERIOD. . . . . . . . .   $         -      $ (237,032)  $    691,016


                                                                                      Exhibit A-2
                       WESTAR CAPITAL, INC.
                   CONSOLIDATING BALANCE SHEET
                        December 31, 1999
                      (Dollars in Thousands)

                                                         Protection      Westar         Westar
                                            Westar          One          Limited      Financial
                                            Capital     Consolidated     Partners      Services
ASSETS                                                 (Exhibit A-3)
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . .  $     3,885   $      7,658   $      -       $     -
  Restricted cash  . . . . . . . . . . .         -            11,175          -             -
  Accounts receivable (net). . . . . . .        7,339         71,716           557            23
  Inventories and supplies (net) . . . .         -            12,908          -             -
  Marketable securities. . . . . . . . .      170,464          6,664          -             -
  Deferred tax asset . . . . . . . . . .         -            28,400          -             -
  Tax receivable . . . . . . . . . . . .         -            31,056          -             -
  Prepaid expenses and other . . . . . .           50         16,803          -             -
    Total Current Assets . . . . . . . .      181,738        186,380           557            23

PROPERTY, PLANT AND EQUIPMENT (NET). . .         -            60,912          -             -

OTHER ASSETS:
  Investment in Protection One   . . . .    1,158,821           -             -             -
  Note receivable in Protection One. . .      224,545           -             -             -
  Customer accounts (net)  . . . . . . .         -         1,139,066          -             -
  Goodwill (net) . . . . . . . . . . . .         -         1,101,788          -             -
  Deferred tax asset . . . . . . . . . .         -            30,771          -             -
  Other  . . . . . . . . . . . . . . . .       13,305         39,318           326        35,384
    Total Other Assets . . . . . . . . .    1,396,671      2,310,943           326        35,384

TOTAL ASSETS . . . . . . . . . . . . . .  $ 1,578,409   $  2,558,235   $       883    $   35,407


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt .  $      -      $     35,498   $      -       $     -
  Accounts payable . . . . . . . . . . .         -            23,205            73          -
  Accrued liabilities  . . . . . . . . .        9,997         74,248          -             -
  Accrued income taxes . . . . . . . . .       20,656           -           (2,591)          498
  Deferred security revenues . . . . . .         -            61,149          -             -
  Other  . . . . . . . . . . . . . . . .       12,479         20,213          -             -
    Total Current Liabilities  . . . . .       43,132        214,313        (2,518)          498

LONG-TERM LIABILITIES:
  Long-term debt (net) . . . . . . . . .         -         1,077,152          -             -
  Deferred income taxes and credits  . .      (22,353)          -           (1,253)            8
  Minority interests . . . . . . . . . .         -              -             -             -
  Other  . . . . . . . . . . . . . . . .       40,312          4,173          -             -
    Total Long-Term Liabilities  . . . .       17,959      1,081,325        (1,253)            8

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, par value $1 per share .            1          1,269             1             1
  Paid-in capital  . . . . . . . . . . .    1,241,370      1,392,750         6,720        33,911
  Retained earnings  . . . . . . . . . .      238,159       (129,617)       (2,067)          989
  Accumulated other comprehensive income       37,788         (1,805)         -             -
    Total Shareholders' Equity . . . . .    1,517,318      1,262,597         4,654        34,901

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY  $ 1,578,409   $  2,558,235   $       883    $   35,407

                                                      Exhibit A-2
                       WESTAR CAPITAL, INC.
                   CONSOLIDATING BALANCE SHEET
                        December 31, 1999
                      (Dollars in Thousands)
                           (Continued)

                                            Westar                                     Westar
                                           Communica-     Westar     Consolidating    Capital
                                             tions       Aviation       Entries     Consolidated
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents. . . . . . .   $        6   $     (117)  $       -      $     11,432
  Restricted cash  . . . . . . . . . . .         -            -           (11,175)          -
  Accounts receivable (net). . . . . . .          156         -            38,767        118,558
  Inventories and supplies (net) . . . .           47         -              -            12,955
  Marketable securities. . . . . . . . .         -            -              -           177,128
  Deferred tax asset . . . . . . . . . .         -            -           (28,400)          -
  Tax receivable . . . . . . . . . . . .         -            -           (31,056)          -
  Prepaid expenses and other . . . . . .           54        3,011         11,175         31,093
    Total Current Assets . . . . . . . .          263        2,894        (20,689)       351,166

PROPERTY, PLANT AND EQUIPMENT (NET). . .          204        1,661           -            62,777

OTHER ASSETS:
  Investment in Protection One . . . . .         -            -        (1,158,821)          -
  Note receivable from Protection One. .         -            -          (224,545)          -
  Customer accounts (net)  . . . . . . .         -            -              (164)     1,138,902
  Goodwill (net) . . . . . . . . . . . .          369         -              -         1,102,157
  Deferred tax asset . . . . . . . . . .         -            -           (30,771)          -
  Other  . . . . . . . . . . . . . . . .         -             250        (57,291)        31,292
    Total Other Assets . . . . . . . . .          369          250     (1,471,592)     2,272,351

TOTAL ASSETS . . . . . . . . . . . . . .   $      836   $    4,805   $ (1,492,281)  $  2,686,294


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt .   $     -      $     -      $     (2,488)  $     33,010
  Accounts payable . . . . . . . . . . .           37          (17)          -            23,298
  Accrued liabilities  . . . . . . . . .           43            9         (1,396)        82,901
  Accrued income taxes . . . . . . . . .           (5)      (2,621)          -            15,937
  Deferred security revenues . . . . . .         -            -                (1)        61,148
  Other  . . . . . . . . . . . . . . . .           50         -             2,489         35,231
    Total Current Liabilities  . . . . .          125       (2,629)        (1,396)       251,525

LONG-TERM LIABILITIES:
  Long-term debt (net) . . . . . . . . .         -            -          (314,888)       762,264
  Deferred income taxes and credits  . .          (26)          (2)       (59,171)       (82,797)
  Minority interests . . . . . . . . . .         -            -           193,499        193,499
  Other  . . . . . . . . . . . . . . . .         -            -              -            44,485
    Total Long-Term Liabilities  . . . .          (26)          (2)      (180,560)       917,451

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, par value $1 per share .            1            1         (1,273)             1
  Paid-in capital  . . . . . . . . . . .          690       11,407     (1,445,478)     1,241,370
  Retained earnings  . . . . . . . . . .           46       (3,972)       134,621        238,159
  Accumulated other comprehensive
     income. . . . . . . . . . . . . . .         -            -             1,805         37,788
    Total Shareholders' Equity . . . . .          737        7,436     (1,310,325)     1,517,318

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY   $      836   $    4,805   $ (1,492,281)  $  2,686,294

                                                      Exhibit A-2
                       WESTAR CAPITAL, INC.
                CONSOLIDATING STATEMENT OF INCOME
                   Year Ended December 31, 1999
                      (Dollars in Thousands)

                                                          Protection      Westar       Westar
                                             Westar          One         Limited      Financial
                                             Capital     Consolidated    Partners      Services
                                                         (Exhibit A-3)
SALES:
  Energy. . . . . . . . . . . . . . . . .  $      -      $       -      $     -      $      -
  Security. . . . . . . . . . . . . . . .         -           605,176         -             -
    Total Sales . . . . . . . . . . . . .         -           605,176         -             -

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . .         -              -            -             -
  Security. . . . . . . . . . . . . . . .         -           184,006         -             -
    Total Cost of Sales . . . . . . . . .         -           184,006         -             -

GROSS PROFIT. . . . . . . . . . . . . . .         -           421,170         -             -

OPERATING EXPENSES:
  Operating and maintenance expense . . .            5         27,451            2          -
  Depreciation and amortization . . . . .        1,071        237,243         -             -
  Selling, general and administrative
     expense. . . . . . . . . . . . . . .        1,804        185,989            6          -
  Other monitored services charge . . . .         -             5,809         -             -
    Total Operating Expenses. . . . . . .        2,880        456,492            8          -

INCOME (LOSS) FROM OPERATIONS . . . . . .       (2,880)       (35,322)          (8)         -

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . .     (158,300)          -             (51)        1,253
  Minority interest . . . . . . . . . . .         -              -            -             -
  Other . . . . . . . . . . . . . . . . .         -            12,869         -             -
    Total Other Income (Expense). . . . .     (158,300)        12,869          (51)        1,253

(LOSS) EARNINGS BEFORE INTEREST
  AND TAXES . . . . . . . . . . . . . . .     (161,180)       (22,453)         (59)        1,253

INTEREST EXPENSE:
  Interest expense on long-term debt. . .         -            87,037         -             -
  Interest expense on short-term debt
     and other. . . . . . . . . . . . . .         -              -            -             -
    Total Interest Expense. . . . . . . .         -            87,037         -             -

(LOSS) EARNINGS BEFORE INCOME TAXES . . .     (161,180)      (109,490)         (59)        1,253

INCOME TAX (BENEFIT) EXPENSE. . . . . . .      (36,041)       (28,276)        (348)          498

INCOME BEFORE EXTRAORDINARY GAIN  . . . .     (125,139)       (81,214)         289           755

EXTRAORDINARY GAIN (LOSS) NET OF TAX. . .       13,433         (1,691)        -             -

NET INCOME (LOSS) . . . . . . . . . . . .     (111,706)       (82,905)         289           755

PREFERRED AND PREFERENCE DIVIDENDS. . . .         -              -            -             -

EARNINGS AVAILABLE FOR COMMON STOCK . . .  $  (111,706)  $    (82,905)  $      289   $       755



                                                      Exhibit A-2
                       WESTAR CAPITAL, INC.
                CONSOLIDATING STATEMENT OF INCOME
                   Year Ended December 31, 1999
                      (Dollars in Thousands)
                           (Continued)
                                             Westar                                   Westar
                                            Communica-    Westar     Consolidating    Capital
                                             tions       Aviation       Entries     Consolidated
SALES:
  Energy. . . . . . . . . . . . . . . . .  $    1,284   $     -      $       -      $      1,284
  Security. . . . . . . . . . . . . . . .        -            -              -           605,176
    Total Sales . . . . . . . . . . . . .       1,284         -              -           606,460

COST OF SALES:
  Energy . . . .  . . . . . . . . . . . .         144         -              -               144
  Security. . . . . . . . . . . . . . . .        -            -                (1)       184,005
    Total Cost of Sales . . . . . . . . .         144         -                (1)       184,149

GROSS PROFIT. . . . . . . . . . . . . . .       1,140         -                 1        422,311

OPERATING EXPENSES:
  Operating and maintenance expense . . .          44           46           -            27,548
  Depreciation and amortization . . . . .         113         -             1,561        239,988
  Selling, general and administrative
     expense. . . . . . . . . . . . . . .       1,060        4,094          5,809        198,762
  Other monitored services charge . . . .        -            -            (5,809)          -
    Total Operating Expenses. . . . . . .       1,217        4,140          1,561        466,298

INCOME (LOSS) FROM OPERATIONS . . . . . .         (77)      (4,140)        (1,560)       (43,987)

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . .          12         -            69,391        (87,695)
  Minority interest . . . . . . . . . . .        -            -            12,934         12,934
  Other . . . . . . . . . . . . . . . . .        -            -               487         13,356
    Total Other Income (Expense). . . . .          12         -            82,812        (61,405)

EARNINGS BEFORE INTEREST AND TAXES  . . .         (65)      (4,140)        81,252       (105,392)

INTEREST EXPENSE:
  Interest expense on long-term debt. . .        -            -            (2,465)        84,572
  Interest exp. on short-term debt
     and other. . . . . . . . . . . . . .        -            -              -              -
    Total Interest Expense. . . . . . . .        -            -            (2,465)        84,572

(LOSS) EARNINGS BEFORE INCOME TAXES . . .         (65)      (4,140)        83,717       (189,964)

INCOME TAX (BENEFIT) EXPENSE. . . . . . .         (25)      (1,647)          (677)       (66,516)

INCOME BEFORE EXTRAORDINARY GAIN  . . . .         (40)      (2,493)        84,394       (123,448)

EXTRAORDINARY GAIN, NET OF TAX  . . . . .        -            -              -            11,742

NET INCOME (LOSS) . . . . . . . . . . . .         (40)      (2,493)        84,394       (111,706)

PREFERRED AND PREFERENCE DIVIDENDS. . . .        -            -              -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . .  $      (40)  $   (2,493)  $     84,394   $   (111,706)


                                                      Exhibit A-2
                       WESTAR CAPITAL, INC.
           CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                        December 31, 1999
                      (Dollars in Thousands)

                                                             Protection      Westar
                                                Westar          One          Limited
                                                Capital     Consolidated     Partners

BALANCE AT BEGINNING OF PERIOD. . . . . . . . $   349,865   $    (45,829)  $    (2,356)

ADD:
  Net income (loss) . . . . . . . . . . . . .    (111,706)       (82,905)          289
  Realignment of subsidiaries . . . . . . . .        -              (883)         -
    Total . . . . . . . . . . . . . . . . . .     238,159       (129,617)       (2,067)

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . . . .        -              -             -
  Common stock. . . . . . . . . . . . . . . .        -              -             -
    Total . . . . . . . . . . . . . . . . . .        -              -             -

BALANCE AT END OF PERIOD. . . . . . . . . . . $   238,159   $   (129,617)  $    (2,067)




                                                Westar        Westar
                                               Financial     Communica-      Westar
                                               Services       tions          Aviation
BALANCE AT BEGINNING OF PERIOD. . . . . . . . $      234     $      86      $   (1,479)

ADD:
  Net income (loss) . . . . . . . . . . . . .        755           (40)         (2,493)
  Realignment of subsidiaries . . . . . . . .       -             -               -
    Total . . . . . . . . . . . . . . . . . .        989            46          (3,972)

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . . . .       -             -               -
  Common stock. . . . . . . . . . . . . . . .       -             -               -
    Total . . . . . . . . . . . . . . . . . .       -             -               -

BALANCE AT END OF PERIOD. . . . . . . . . . . $      989     $      46      $   (3,972)




                                                                Westar
                                              Consolidating     Capital
                                                 Entries      Consolidated
BALANCE AT BEGINNING OF PERIOD. . . . . . . . $      49,344   $    349,865

ADD:
  Net income (loss) . . . . . . . . . . . . .        84,394       (111,706)
  Realignment of subsidiaries . . . . . . . .           883           -
    Total . . . . . . . . . . . . . . . . . .       134,621        238,159

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . . . .          -              -
  Common stock. . . . . . . . . . . . . . . .          -              -
    Total . . . . . . . . . . . . . . . . . .          -              -

BALANCE AT END OF PERIOD. . . . . . . . . . . $     134,621   $    238,159

                                                      Exhibit A-3
                       PROTECTION ONE, INC.
                   CONSOLIDATING BALANCE SHEET
                        December 31, 1999
                      (Dollars in Thousands)

                                              Protection         Network       Protection One
                                              One Alarm        Multi-Family     International,
                                           Monitoring, Inc.   Security Corp.         Inc.
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . .      $     5,780       $      -        $      2,660
  Restricted cash  . . . . . . . . . . .            9,770              -                -
  Accounts receivable (net). . . . . . .           46,556             3,291           16,679
  Inventories and supplies (net) . . . .            4,160             4,551            3,216
  Marketable securities. . . . . . . . .            6,664              -                -
  Deferred tax asset   . . . . . . . . .           28,400              -                -
  Tax receivable . . . . . . . . . . . .           31,056              -                -
  Prepaid expenses and other . . . . . .            8,018               195            7,606
    Total Current Assets . . . . . . . .          140,404             8,037           30,161

PROPERTY, PLANT AND EQUIPMENT (NET). . .           51,395             1,367            4,987

OTHER ASSETS:
  Customer accounts (net) . . . . . . .           985,551            41,913           86,267
  Goodwill (net). . . . . . . . . . . .           772,560           174,234          130,525
  Deferred tax asset  . . . . . . . . .            64,793              -              27,143
  Other . . . . . . . . . . . . . . . .           142,397           126,216          111,630
    Total Other Assets. . . . . . . . .         1,965,301           342,363          355,565

TOTAL ASSETS. . . . . . . . . . . . . .       $ 2,157,100       $   351,767     $    390,713


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt.       $       780       $      -        $     32,510
  Accounts payable. . . . . . . . . . .             6,240             3,501           11,014
  Accrued liabilities . . . . . . . . .            52,375             1,973           15,795
  Deferred security revenues. . . . . .            55,037               878            1,251
  Other . . . . . . . . . . . . . . . .            20,213              -                -
    Total Current Liabilities . . . . .           134,645             6,352           60,570

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . .           741,226           151,849          120,305
  Deferred tax liability (net). . . . .            17,985            10,854           32,620
  Other . . . . . . . . . . . . . . . .               647              -              32,128
    Total Long-Term Liabilities . . . .           759,858           162,703          185,053

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, par value $.01 per share. .         1,269                 1             -
  Paid-in capital . . . . . . . . . . . . .     1,392,750           201,744          143,551
  Retained earnings . . . . . . . . . . . .      (129,617)          (19,033)           1,858
  Accumulated other comprehensive income  .        (1,805)             -                (319)
    Total Shareholders' Equity. . . . . . .     1,262,597           182,712          145,090

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY. .   $ 2,157,100       $   351,767     $    390,713

                                                      Exhibit A-3
                       PROTECTION ONE, INC.
                   CONSOLIDATING BALANCE SHEET
                        December 31, 1999
                      (Dollars in Thousands)
                           (Continued)

                                               Protection                       Protection
                                                  One        Consolidating         One
                                                UK, Inc.        Entries        Consolidated
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . .   $     (782)    $       -        $      7,658
  Restricted cash  . . . . . . . . . . . . .        1,405             -              11,175
  Accounts receivable (net). . . . . . . . .        5,190             -              71,716
  Inventories and supplies (net) . . . . . .          981             -              12,908
  Marketable securities. . . . . . . . . . .         -                -               6,664
  Deferred tax asset . . . . . . . . . . . .         -                -              28,400
  Tax receivable . . . . . . . . . . . . . .         -                -              31,056
  Prepaid expenses and other . . . . . . . .          984             -              16,803
    Total Current Assets . . . . . . . . . .        7,778             -             186,380

PROPERTY, PLANT AND EQUIPMENT (NET). . . . .        3,163             -              60,912

OTHER ASSETS:
  Customer accounts (net)  . . . . . . . . .       25,335             -           1,139,066
  Goodwill (net) . . . . . . . . . . . . . .       24,469             -           1,101,788
  Deferred tax asset . . . . . . . . . . . .          294          (61,459)          30,771
  Other  . . . . . . . . . . . . . . . . . .       29,191         (370,116)          39,318
    Total Other Assets . . . . . . . . . . .       79,289         (431,575)       2,310,943

TOTAL ASSETS . . . . . . . . . . . . . . . .   $   90,230     $   (431,575)    $  2,558,235


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt . . .   $    2,212     $         (4)    $     35,498
  Accounts payable . . . . . . . . . . . . .        2,450             -              23,205
  Accrued liabilities  . . . . . . . . . . .        4,105             -              74,248
  Deferred security revenues . . . . . . . .        3,983             -              61,149
  Other  . . . . . . . . . . . . . . . . . .         -                -              20,213
    Total Current Liabilities  . . . . . . .       12,750               (4)         214,313

LONG-TERM LIABILITIES:
  Long-term debt (net) . . . . . . . . . . .       35,166           28,606        1,077,152
  Deferred tax liability (net) . . . . . . .         -             (61,459)            -
  Other  . . . . . . . . . . . . . . . . . .         -             (28,602)           4,173
    Total Long-Term Liabilities  . . . . . .       35,166          (61,455)       1,081,325


COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, par value $.01 per share . .         -                  (1)           1,269
  Paid-in capital  . . . . . . . . . . . . .       50,911         (396,206)       1,392,750
  Retained earnings  . . . . . . . . . . . .       (8,156)          25,331         (129,617)
  Accumulated other comprehensive income . .         (441)             760           (1,805)
    Total Shareholders' Equity . . . . . . .       42,314         (370,116)       1,262,597

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY . .   $   90,230     $   (431,575)    $  2,558,235


                                                      Exhibit A-3
                       PROTECTION ONE, INC.
                CONSOLIDATING STATEMENT OF INCOME
                   Year Ended December 31, 1999
                      (Dollars in Thousands)


                                                Protection         Network       Protection One
                                                One Alarm        Multi-Family    International,
                                             Monitoring, Inc.   Security Corp.        Inc.

SALES:
  Energy. . . . . . . . . . . . . . . . . .     $      -           $      -       $       -
  Security. . . . . . . . . . . . . . . . .         403,269             38,901         137,178
    Total Sales . . . . . . . . . . . . . .         403,269             38,901         137,178

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . .            -                  -               -
  Security. . . . . . . . . . . . . . . . .         121,521             11,014          38,325
    Total Cost of Sales . . . . . . . . . .         121,521             11,014          38,325

GROSS PROFIT. . . . . . . . . . . . . . . .         281,748             27,887          98,853

OPERATING EXPENSES:
  Operating and maintenance expense . . . .          26,405                313            -
  Depreciation and amortization . . . . . .         198,264              9,507          25,129
  Selling, general and administrative
    expense . . . . . . . . . . . . . . . .         106,482             11,338          56,387
  Other monitored services charge . . . . .           5,809               -               -
    Total Operating Expenses. . . . . . . .         336,960             21,158          81,516

(LOSS) INCOME FROM OPERATIONS . . . . . . .         (55,212)             6,729          17,337

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . . .         (12,455)              -               -
  Other . . . . . . . . . . . . . . . . . .          12,659               -                210
    Total Other Income (Expense). . . . . .             204               -                210

(LOSS) EARNINGS BEFORE INTEREST AND TAXES .         (55,008)             6,729          17,547

INTEREST EXPENSE:
  Interest expense on long-term debt. . . .          76,128               -             10,686
  Interest expense on short-term debt
    and other . . . . . . . . . . . . . . .         (21,646)            11,280           8,156
    Total Interest Expense. . . . . . . . .          54,482             11,280          18,842

(LOSS) EARNINGS BEFORE INCOME TAXES . . . .        (109,490)            (4,551)         (1,295)

INCOME TAX (BENEFIT) EXPENSE. . . . . . . .         (28,276)             3,971           1,432

INCOME BEFORE EXTRAORDINARY GAIN  . . . . .         (81,214)            (8,522)         (2,727)

EXTRAORDINARY GAIN (LOSS), NET OF TAX . . .          (1,691)              -               -

NET INCOME (LOSS) . . . . . . . . . . . . .         (82,905)            (8,522)         (2,727)

PREFERRED AND PREFERENCE DIVIDENDS. . . . .            -                  -               -

EARNINGS AVAILABLE FOR COMMON STOCK . . . .     $   (82,905)       $    (8,522)   $     (2,727)

                                                      Exhibit A-3
                       PROTECTION ONE, INC.
                CONSOLIDATING STATEMENT OF INCOME
                   Year Ended December 31, 1999
                      (Dollars in Thousands)
                           (Continued)

                                                  Protection                         Protection
                                                      One          Consolidating        One
                                                  U.K., Inc.           Entries      Consolidated
SALES:
  Energy. . . . . . . . . . . . . . . . . . . .   $     -          $       -        $       -
  Security. . . . . . . . . . . . . . . . . . .       25,828               -             605,176
    Total Sales . . . . . . . . . . . . . . . .       25,828               -             605,176

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . . .         -                  -                -
  Security. . . . . . . . . . . . . . . . . . .       13,146               -             184,006
    Total Cost of Sales . . . . . . . . . . . .       13,146               -             184,006

GROSS PROFIT. . . . . . . . . . . . . . . . . .       12,682               -             421,170

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .          733               -              27,451
  Depreciation and amortization . . . . . . . .        4,343               -             237,243
  Selling, general and administrative
    expense. . . . . . . . . . . . .. . . . . .       11,782               -             185,989
  Other monitored services charge . . . . . . .         -                  -               5,809
    Total Operating Expenses. . . . . . . . . .       16,858               -             456,492

(LOSS) INCOME FROM OPERATIONS . . . . . . . . .       (4,176)              -             (35,322)

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . . . . .         -                12,455             -
  Other . . . . . . . . . . . . . . . . . . . .         -                  -              12,869
    Total Other Income (Expense). . . . . . . .         -                12,455           12,869

(LOSS) EARNINGS BEFORE INTEREST AND TAXES . . .       (4,176)            12,455          (22,453)

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .          223               -              87,037
  Interest expense on short-term debt
    and other . . . . . . . . . . . . . . . . .        2,210               -                -
    Total Interest Expense. . . . . . . . . . .        2,433               -              87,037

(LOSS) EARNINGS BEFORE INCOME TAXES . . . . . .       (6,609)            12,455         (109,490)

INCOME TAX (BENEFIT) EXPENSE. . . . . . . . . .         -                (5,403)         (28,276)

INCOME BEFORE EXTRAORDINARY GAIN  . . . . . . .       (6,609)            17,858          (81,214)

EXTRAORDINARY GAIN (LOSS) NET OF TAX. . . . . .         -                  -              (1,691)

NET INCOME (LOSS) . . . . . . . . . . . . . . .       (6,609)            17,858          (82,905)

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .         -                  -                -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $   (6,609)      $     17,858     $    (82,905)


                                                      Exhibit A-3
                       PROTECTION ONE, INC.
           CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                        December 31, 1999
                      (Dollars in Thousands)

                                            Protection          Network        Protection One
                                            One Alarm         Multi-Family     International,
                                         Monitoring, Inc.    Security Corp.         Inc.

BALANCE AT BEGINNING OF PERIOD. . . . . .  $   (38,570)        $   (9,629)       $     4,078

ADD:
  Net income (loss) . . . . . . . . . . .      (65,047)            (8,522)            (2,727)
  Realignment of subsidiaries . . . . . .         (669)              (882)               507
    Total . . . . . . . . . . . . . . . .     (104,286)           (19,033)             1,858

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . .         -                  -                  -
  Common stock. . . . . . . . . . . . . .         -                  -                  -
    Total . . . . . . . . . . . . . . . .         -                  -                  -

BALANCE AT END OF PERIOD. . . . . . . . .  $  (104,286)        $ (19,033)        $     1,858




                                            Protection                            Protection
                                               One           Consolidating           One
                                            U.K., Inc.          Entries          Consolidated

BALANCE AT BEGINNING OF PERIOD. . . . . .   $     -          $      (1,708)      $    (45,829)

ADD:
  Net income (loss) . . . . . . . . . . .       (6,609)               -               (82,905)
  Realignment of subsidiaries . . . . . .       (1,547)              1,708               (883)
    Total . . . . . . . . . . . . . . . .       (8,156)               -              (129,617)

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . .         -                   -                  -
  Common stock. . . . . . . . . . . . . .         -                   -                  -
    Total . . . . . . . . . . . . . . . .         -                   -                  -

BALANCE AT END OF PERIOD. . . . . . . . .   $   (8,156)      $        -          $   (129,617)
















                           WESTERN RESOURCES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: Western Resources, Inc. (the company) is a publicly-traded, consumer services company. The company's primary business activities are providing electric generation, transmission and distribution services to approximately 628,000 customers in Kansas and providing monitored services to approximately 1.6 million customers in North America, the United
Kingdom and continental Europe. Rate regulated electric service is provided by KPL, a division of the company, and Kansas Gas and Electric Company (KGE), a wholly-owned subsidiary. Monitored services are provided by Protection One, Inc. (Protection One), a publicly-traded, approximately 85%-owned subsidiary.
In addition, through the company's 45% ownership interest in ONEOK, Inc. (ONEOK), natural gas transmission and distribution services are provided to approximately
1.4 million customers in Oklahoma and Kansas. Our investments in Protection One and ONEOK are owned by Westar Capital, Inc. (Westar Capital), a wholly-owned subsidiary.

     Principles of Consolidation: The company prepares its financial statements in conformity with accounting principles generally accepted in the United States.
The accompanying consolidated financial statements include the accounts of Western Resources and its wholly-owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. Common stock investments that are not majority-owned are accounted for using the equity method when the company's investment allows it the ability to exert significant influence.

     The company currently applies accounting standards for its rate regulated electric business that recognize the economic effects of rate regulation in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation", (SFAS 71) and, accordingly, has recorded regulatory assets and liabilities when required by a regulatory order or when it is probable, based on regulatory precedent, that future rates will allow for recovery of a regulatory asset.

     Use of Management's Estimates: The preparation of financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Consolidated Statements of Cash Flows: For purposes of the Consolidated
Statements of Cash Flows, the company considers highly liquid collateralized debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest and income taxes for each of the years ended
December 31, are as follows:

                                             1999        1998        1997
                                                (Dollars in Thousands)
   Interest on financing activities
     (net of amount capitalized) . . . .   $298,802    $220,848    $193,468
   Income taxes. . . . . . . . . . . . .        784      47,196     404,548

     During 1997, the company contributed the net assets of its natural gas business totaling approximately $594 million to ONEOK in exchange for an ownership interest of 45% in ONEOK.

     Available-for-sale Securities: The company classifies marketable equity and debt securities accounted for under the cost method as available-for-sale. These securities are reported at fair value based on quoted market prices. Cumulative, temporary unrealized gains and losses, net of the related tax effect, are reported as a separate component of shareholders' equity until realized. Current temporary changes in unrealized gains and losses are reported as a component of other comprehensive income.

     The following table summarizes the company's investments in marketable securities as of December 31:

                                              Gross Unrealized
                                    Cost      Gains     Losses    Fair Value
1999:                                      (Dollars in Thousands)
  Equity securities. . . . . .    $ 43,124   $70,407   $ (1,628)   $111,903
  Debt securities. . . . . . .      65,225      -          -         65,225
    Total. . . . . . . . . . .    $108,349   $70,407   $ (1,628)   $177,128

1998:
  Equity securities. . . . . .    $ 94,369   $45,685   $(10,182)   $129,872
  Debt securities. . . . . . .     172,129      -       (13,924)    158,205
    Total. . . . . . . . . . .    $266,498   $45,685   $(24,106)   $288,077

     Proceeds from the sales of equity and debt securities were $73.5 million in 1999 and $27.9 million in 1998. In 1997, the only available-for-sale security sold was an investment in Tyco International common stock (See Note 18). The gross realized gains from sales of equity and debt investments were $12.6 million in 1999 and $2.0 million in 1998. The gross realized losses from sales of equity and debt investments were $38.8 million in 1999 and $16.1 million in 1998.

     Property, Plant and Equipment: Property, plant and equipment is stated at cost. For utility plant, cost includes contracted services, direct labor and materials, indirect charges for engineering, supervision, general and administrative costs and an allowance for funds used during construction (AFUDC).
The AFUDC rate was 6.00% in 1999, 6.00% in 1998 and 5.80% in 1997. The cost of additions to utility plant and replacement units of property are capitalized.
Maintenance costs and replacement of minor items of property are charged to expense as incurred. When units of depreciable property are retired, the original cost and removal cost, less salvage value, are charged to accumulated depreciation.

     In accordance with regulatory decisions made by the Kansas Corporation
Commission (KCC), the acquisition premium of approximately $801 million resulting from the acquisition of KGE in 1992 is being amortized over 40 years. The acquisition premium is classified as electric plant in service. Accumulated amortization totaled $88.1 million as of December 31, 1999, and $68 million as of December 31, 1998.

     Depreciation: Utility plant is depreciated on the straight-line method at rates approved by regulatory authorities. Utility plant is depreciated on an average annual composite basis using group rates that approximated 2.92% during 1999, 2.88% during 1998 and 2.89% during 1997. Nonutility property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the related assets.

     Inventories and Supplies: Inventories and supplies for the company's utility business are stated at average cost. Inventories, comprised of alarm systems and parts, are stated at the lower of average cost or market.

     Nuclear Fuel: The cost of nuclear fuel in process of refinement, conversion, enrichment and fabrication is recorded as an asset at original cost and is amortized to expense based upon the quantity of heat produced for the generation of electricity. The accumulated amortization of nuclear fuel in the reactor was $29.3 million at December 31, 1999, and $39.5 million at December 31, 1998.

     Customer Accounts: Customer accounts are stated at cost. The cost includes amounts paid to dealers and the estimated fair value of accounts acquired in business acquisitions. Internal costs incurred in support of acquiring customer accounts are expensed as incurred.

     Protection One historically amortized the costs it allocated to its customer accounts by using the straight-line method over a ten-year life. The straight-line method, indicated in Accounting Principles Board Opinion No. 17 as the appropriate method for such assets, has been the predominant method used to amortize customer accounts in the monitored services industry. Protection One's management is not aware of whether the economic life or the rate of realization for Protection One's customer accounts differ materially from other monitored services companies.

     The choice of a ten-year life was based on Protection One's estimates and judgments about the amounts and timing of expected future revenues from these assets, the rate of attrition of such revenue over customer life, and average customer account life. Ten years was used because, in Protection One's opinion, it would adequately match amortization cost with anticipated revenue from those assets even though many accounts were expected to produce revenue over periods substantially longer than ten years. Effectively, it expensed the asset ratably over an "expected average customer life" that was shorter than the expected life of the revenue stream, thus implicitly giving recognition to projected revenues for a period beyond ten years.

     Protection One conducted a comprehensive review of its amortization policy during the third quarter of 1999. This review was performed specifically to evaluate the historic amortization policy in light of the inherent declining revenue curve over the life of a pool of customer accounts and Protection One's historical attrition experience. After completing the review, Protection One identified three distinct pools, each of which has distinct attributes that effect differing attrition characteristics. The pools correspond to Protection
One's North America, Multifamily and Europe business segments.  For the North
America and Europe pools, the analyzed data indicated that Protection One can expect attrition to be greatest in years one through five of asset life and that a change from a straight-line to a declining balance (accelerated) method would more closely match future amortization cost with the estimated revenue stream from these assets. Protection One has elected to change to that method. No change was made in the method used for the Multifamily pool.

     Protection One's amortization rates for the North America and Europe customer pools consider the average estimated remaining life and historical and projected attrition rates. The average estimated remaining life for each customer pool is as follows:

                           Average
                          Estimated
                        Remaining Life
         Pool              (Years)                   Method
      North America          8-10         Ten-year 130% declining balance
      Europe                  10          Ten-year 125% declining balance
      Multifamily             12          Ten-year straight-line

     Adoption of the declining balance method effectively shortens the estimated expected average customer life for these two customer pools, and does so in a way that does not make it possible to distinguish the effect of a change in method
(straight-line to declining balance) from the change in estimated lives. In such cases, generally accepted accounting principles require that the effect of such a change be recognized in operations in the period of the change, rather than as a cumulative effect of a change in accounting principle. Protection One changed to the declining balance method in the third quarter of 1999. Accordingly, the effect of the change in accounting principle increased Protection One's amortization expense reported in the third quarter of 1999 by $47 million.
Protection One's accumulated amortization recorded on its balance sheet would have been approximately $41 million higher, through the end of the second quarter of 1999, if it had historically used the declining balance method.

     In accordance with SFAS No. 121, "Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to be Disposed Of", long-lived assets held and used by Protection One are evaluated for recoverability on a periodic basis or as circumstances warrant. An impairment would be recognized when the undiscounted expected future operating cash flows by customer pool derived from customer accounts is less than the carrying value of capitalized customer accounts and goodwill.

     Due to the high level of customer attrition experienced in 1999 and the decline in market value of Protection One's publicly traded equity and debt securities, Protection One performed an impairment test on its customer account asset in the fourth quarter and concluded that no impairment has occurred.
Protection One also reevaluated its amortization estimates and concluded no change was needed.

     Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets acquired by Protection One. Protection One has historically amortized goodwill on a straight-line basis over 40 years. The carrying value of goodwill was included in Protection One's evaluation of recoverability of customer accounts. No reduction in the carrying value was necessary at December 31, 1999.

     In conjunction with the impairment test for customer accounts, Protection
One re-evaluated the original assumptions and rationale utilized in the establishment of the carrying value and estimated useful life of goodwill.
Protection One concluded that due to continued losses and increased levels of attrition experienced in 1999, the estimated useful life of goodwill should be reduced from 40 years to 20 years. As of January 1, 2000, the remaining goodwill, net of accumulated amortization, will be amortized over its remaining useful life based on a 20-year life. On Protection One's existing account base, Protection One anticipates that this will result in an increase in annual goodwill amortization of approximately $34 million prospectively. Accumulated amortization was $62.7 million and $31.1 million at December 31, 1999 and December 31, 1998.

     Regulatory Assets and Liabilities: Regulatory assets represent probable future revenue associated with certain costs that will be recovered from customers through the ratemaking process. The company has recorded these regulatory assets in accordance with SFAS 71. If the company were required to terminate application of that statement for all of its regulated operations, the company would have to record the amounts of all regulatory assets and liabilities in its Consolidated Statements of Income at that time. The company's earnings would be reduced by the total amount in the table below, net of applicable income taxes. Regulatory assets reflected in the consolidated financial statements are as follows:

        December 31,                                1999         1998
                                                 (Dollars in Thousands)
        Recoverable taxes. . . . . . . . . . .    $218,239     $205,416
        Debt issuance costs. . . . . . . . . .      68,239       73,635
        Deferred employee benefit costs. . . .      36,251       36,128
        Deferred plant costs . . . . . . . . .      30,306       30,657
        Coal contract settlement costs . . . .       7,957       12,259
        Other regulatory assets. . . . . . . .       5,012        6,118
          Total regulatory assets. . . . . . .    $366,004     $364,213

        Recoverable income taxes: Recoverable income taxes represent amounts due from customers for accelerated tax benefits which have been previously flowed through to customers and are expected to be recovered in the future as the accelerated tax benefits reverse.

        Debt issuance costs: Debt reacquisition expenses are amortized over the remaining term of the reacquired debt or, if refinanced, the term of the new debt. Debt issuance costs are amortized over the term of the associated debt.

        Deferred employee benefit costs: Deferred employee benefit costs are expected to be recovered from income generated through the company's Affordable Housing Tax Credit investment program.

        Deferred plant costs: Disallowances related to the Wolf Creek nuclear generating facility.

        Coal contract settlement costs: The company deferred costs associated with the termination of certain coal purchase contracts. These costs are being amortized over periods ending in 2002 and 2013.

     The company expects to recover all of the above regulatory assets in rates charged to customers. A return is allowed on deferred plant costs and coal contract settlement costs and approximately $49.1 million of debt issuance costs.

     Minority Interests: Minority interests represent the minority shareholders' proportionate share of the shareholders' equity and net loss of Protection One.

     Sales: Energy sales are recognized as services are rendered and include estimated amounts for energy delivered but unbilled at the end of each year.
Unbilled sales of $44 million at December 31, 1999, and $38.8 million at December
31, 1998, are recorded as a component of accounts receivable (net) on the Consolidated Balance Sheets.

     Monitored services sales are recognized when monitoring, extended service protection, patrol, repair and other services are provided. Deferred revenues result from customers who are billed for monitoring, extended service protection and patrol and alarm response services in advance of the period in which such services are provided, on a monthly, quarterly or annual basis.

     The company's allowance for doubtful accounts receivable totaled $35.8 million at December 31, 1999, and $29.5 million at December 31, 1998.

     Income Taxes: Deferred tax assets and liabilities are recognized for temporary differences in amounts recorded for financial reporting purposes and their respective tax bases. Investment tax credits previously deferred are being amortized to income over the life of the property which gave rise to the credits.

     The company has a tax sharing agreement with Protection One. This pro rata tax sharing agreement allows Protection One to be reimbursed for tax benefits utilized in the company's consolidated tax return.

     Risk Management: The company is involved in trading activities primarily to minimize risk from market fluctuations, maintain a market presence and to enhance system reliability. In these activities, the company utilizes a variety of financial instruments, including forward contracts involving cash settlements or physical delivery of an energy commodity, options, swaps which require payments (or receipt of payments) from counterparties based on the differential between specified prices for the related commodity and futures traded on electricity and natural gas. The change in market value of these energy trading contracts is recorded on the Consolidated Balance Sheet, and included in earnings.

     The company is also exposed to commodity price changes outside of trading activities. The company uses derivatives for non-trading purposes primarily to reduce exposure relative to the volatility of cash market prices. The company currently records the change in market value of these cash flow hedges on its Consolidated Balance Sheet. The company does not recognize gains and losses in net income until the period these options and forwards are settled.

     The company has considered a number of risks and costs associated with the future contractual commitments included in the company's energy portfolio. These risks include credit risks associated with the financial condition of counterparties, product location (basis) differentials and other risks which management policy dictates. The counterparties in the company's portfolio are primarily large energy marketers and major utility companies. The creditworthiness of the company's counterparties could positively or negatively impact the company's overall exposure to credit risk. The company maintains credit policies with regard to its counterparties that, in management's view, minimize overall credit risk.

     Cash Surrender Value of Life Insurance: The following amounts related to corporate-owned life insurance policies (COLI) are recorded in other long-term assets on the Consolidated Balance Sheets at December 31:

                                                     1999       1998
                                                  (Dollars in Millions)
         Cash surrender value of policies (1). .    $642.4     $587.5
         Borrowings against policies . . . . . .    (608.3)    (558.5)
         COLI (net). . . . . . . . . . . . . . .    $ 34.1     $ 29.0

          (1) Cash surrender value of policies as presented represents the value of the policies as of the end of the respective policy years and not as of
     December 31, 1999 and 1998.

     Income was recorded for increases in cash surrender value and net death proceeds. Interest incurred on amounts borrowed is offset against policy income.
Income recognized from death proceeds is highly variable from period to period.
Death benefits recognized as other income approximated $1.4 million in 1999, $13.7 million in 1998 and $0.6 in 1997.

     New Pronouncements: In June 1998, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). In June 1999, the
FASB issued Statement No. 137 "Accounting for Derivative Instruments and Hedging
Activities-Deferral of the Effective Date of FASB Statement No. 133." SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in hybrid contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. With respect to hybrid contracts, a company may elect to apply SFAS 133, as amended, to (1) all hybrid contracts, (2) only those hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997, or (3) only those hybrid contracts that were issued, acquired, or substantively modified after December 31, 1998.

     SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133, in part, allows special hedge accounting for fair value and cash flow hedges. The company had no fair value hedges as of December 31, 1999. SFAS 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. If SFAS 133 were required to be applied to cash flow hedges in place at December 31, 1999, changes in the fair value of options and forwards would contribute approximately $1.3 million of additional loss to other comprehensive income for the twelve months ended December 31, 1999, if these hedges were 100% effective. The company is still in the process of evaluating the effectiveness of these hedges.

     SFAS 133, as amended, is effective for fiscal years beginning after June
15, 2000. SFAS 133 cannot be applied retroactively. The company is currently evaluating commodity contracts and financial instruments to determine what, if any, effect of adopting SFAS 133 might have on its financial statements. The company has not yet quantified all effects of adopting SFAS 133 on its financial statements; however, SFAS 133 could increase volatility in earnings and other comprehensive income. The company plans to adopt SFAS 133 as of January 1, 2001.

     On January 1, 1999, the company adopted Emerging Issues Task Force Issue
No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk
Management Activities" (EITF Issue 98-10). EITF Issue 98-10 requires energy trading contracts to be recorded at fair value on the balance sheet, with the changes in the fair value included in earnings.

     Reclassifications: Certain amounts in prior years have been reclassified to conform with classifications used in the current year presentation.

2.  MONITORED SERVICES BUSINESS

     Protection One acquired a significant number of security companies in 1998 and 1997. The largest acquisitions included Protection One in November 1997,
Network Multifamily, Inc. (Multifamily) in January 1998, Multimedia Security
Services, Inc. in March 1998, and Compagnie Europeenne de Telesecurite (CET) in
October 1998. All companies acquired have been accounted for using the purchase method. The principal assets acquired in the acquisitions are customer accounts.
The excess of the purchase price over the estimated fair value of the net assets acquired is recorded as goodwill. The results of operations of each acquisition have been included in the consolidated results of operations of Protection One from the date of the acquisition.

     The following table presents the unaudited pro forma financial information considering Protection One's monitored services acquisitions in 1998 and 1997.
The pro forma information reflects the actual operating results of each company prior to its acquisition and includes adjustments to interest expense, intangible amortization, and income taxes. The table assumes acquisitions in 1998 and 1997 occurred as of January 1, 1997.

     Year Ended December 31,                       1998          1997
                                                       (Unaudited)
                                                 (Dollars in Thousands,
                                                 Except Per Share Data)

     Sales . . . . . . . . . . . . . . . . .    $2,175,089    $2,462,849
     Earnings available for common stock . .        33,556       463,264
     Earnings per share. . . . . . . . . . .         $0.51         $7.11

     The unaudited pro forma financial information is not necessarily indicative of the results of operations had the entities been combined for the entire period nor do they purport to be indicative of results which will be obtained in the future.

     During 1999, Protection One completed four acquisitions, all in the United
Kingdom, for a combined purchase price of approximately $32 million.  Protection
One's purchase price allocations for the 1999 acquisitions are preliminary and may be adjusted as additional information is obtained.

     During the third quarter of 1999, Protection One sold the assets which comprised its Mobile Services Group. Cash proceeds of this sale approximated $20 million and Protection One recorded a pre-tax gain of approximately $17.3 million.

     In December 1997, Protection One incurred charges of $12.8 million to write down the value of the customer account base due to excessive losses associated with a specific acquisition and $11.5 million to reflect the closing of business activities that were no longer of continuing value to the combined operations.

3.  MARKETABLE SECURITIES

     During the fourth quarter of 1999, the company decided to sell its remaining marketable security investments in paging industry companies. These securities have been classified as available-for-sale; therefore, changes in market value have been historically reported as a component of other comprehensive income.

     The market value for these securities declined during the last six to nine months of 1999. The company determined that the decline in value of these securities was other than temporary and a charge to earnings for the decline in value was required at December 31, 1999. Therefore, the company recorded a non-cash charge of $76.2 million in the fourth quarter of 1999. This charge to earnings has been presented separately in the accompanying Consolidated
Statements of Income.  See also Note 24 for subsequent events.


4.  CUSTOMER ACCOUNTS

     The following is a rollforward of the investment in customer accounts (at cost) at December 31:
                                                     1999          1998
                                                   (Dollars in Thousands)
      Beginning customer accounts, net. . . . .   $1,031,956    $  530,312
      Acquisition of customer accounts. . . . .      333,195       601,063
      Amortization of customer accounts . . . .     (189,214)      (89,893)
      Non-cash charges against
        purchase holdbacks. . . . . . . . . . .      (37,035)       (9,526)
      Ending customer accounts, net . . . . . .   $1,138,902    $1,031,956

     Accumulated amortization of the investment in customer accounts at December
31, 1999 and 1998 was $307.6 million and $118.4 million.

     In conjunction with certain purchases of customer accounts, Protection One withholds a portion of the purchase price as a reserve to offset qualifying losses of the acquired customer accounts for a specified period as provided for in the purchase agreements, and as a reserve for purchase price settlements of assets acquired and liabilities assumed. The estimated expected amount to be paid at the end of the holdback period is capitalized and an equivalent current liability established at the time of purchase.

     The following is a rollforward of purchase holdbacks at December 31:

                                                     1999          1998
                                                   (Dollars in Thousands)
      Balance, beginning of year. . . . . . . .    $42,303       $11,444
      Additions . . . . . . . . . . . . .           26,663        72,673
      Non-cash charges against
        customer accounts . . . . . . . .          (37,035)       (9,526)
      Cash payments to sellers. . . . . .          (11,718)      (32,288)
      Balance, end of year. . . . . . . .          $20,213       $42,303

     Purchase holdback periods are negotiated between Protection One and sellers or dealers, but typically range from zero to 12 months. At the end of the period prescribed by the purchase holdback, Protection One verifies customer losses experienced during the period and calculates a final payment to the seller or dealer. The purchase holdback is extinguished at the time of final payment and a corresponding adjustment is made in the customer intangible to the extent the final payment varies from the estimated liability established at the time of purchase.


5.  PROPERTY, PLANT AND EQUIPMENT

     The following is a summary of property, plant and equipment at December 31:

                                                   1999           1998
                                                  (Dollars in Thousands)

      Electric plant in service. . . . . . .    $5,769,401     $5,646,176
      Less - accumulated depreciation. . . .     2,141,037      2,015,880
                                                 3,628,364      3,630,296
      Construction work in progress. . . . .       170,061         82,700
      Nuclear fuel (net) . . . . . . . . . .        28,013         39,497
        Net utility plant. . . . . . . . . .     3,826,438      3,752,493
      Non-utility plant in service . . . . .        92,872         62,324
      Less - accumulated depreciation. . . .        29,866         14,901
        Net property, plant and equipment. .    $3,889,444     $3,799,916


6. JOINT OWNERSHIP OF UTILITY PLANTS

                             Company's Ownership at December 31, 1999
                           In-Service    Invest-    Accumulated    Net    Per-
                              Dates       ment      Depreciation   (MW)   cent
                                           (Dollars in Thousands)
  La Cygne 1        (a)     Jun  1973  $  174,450   $  113,415    344.0    50
  Jeffrey  1        (b)     Jul  1978     302,452      138,934    625.0    84
  Jeffrey  2        (b)     May  1980     294,502      128,865    622.0    84
  Jeffrey  3        (b)     May  1983     407,864      166,298    623.0    84
  Jeffrey wind 1    (b)     May  1999         855           17      0.5    84
  Jeffrey wind 2    (b)     May  1999         854           16      0.5    84
  Wolf Creek        (c)     Sep  1985   1,378,238      460,880    550.0    47

    (a)  Jointly owned with KCPL
    (b)  Jointly owned with UtiliCorp United Inc.
    (c)  Jointly owned with KCPL and Kansas Electric Power Cooperative, Inc.

     Amounts and capacity presented above represent the company's share. The company's share of operating expenses of the plants in service above, as well as such expenses for a 50% undivided interest in La Cygne 2 (representing 337 MW capacity) sold and leased back to the company in 1987, are included in operating expenses on the Consolidated Statements of Income. The company's share of other transactions associated with the plants is included in the appropriate classification in the company's consolidated financial statements.


7.  INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

     The company's investments which are accounted for by the equity method are as follows:

                                                                    Equity Earnings,
                                   Ownership at        Investment at          Year Ended
                                   December 31,         December 31,          December 31
                                       1999           1999       1998        1999      1998
                                                  (Dollars in Thousands)
   ONEOK, Inc. (1). . . . . .           45%         $590,109   $615,094     $6,945    $6,064
   Affordable Housing Tax
    Credit limited
    partnerships (2). . . . .       13% to 29%        79,460     85,461       -         -
   Paradigm Direct. . . . . .           40%           35,385       -         1,254      -
   International companies
    and joint ventures (3). .        9% to 50%        18,724     10,500       -         -

    (1) The company also received approximately $41 million of preferred and common dividends in
        1999.
    (2) Investment is aggregated.  Individual investments are not material.  Based on an order received by the KCC, equity earnings from these investments are used to offset costs associated with postretirement and postemployment benefits offered to the company's employees.
    (3) Investment is aggregated.  Individual investments are not material.  During 1998, the company recognized an other than temporary decline in value of its foreign equity investments as discussed in Note 16.

     The following summarized financial information for the company's investment in ONEOK is presented as of and for the periods ended December 31, 1999, and November 30, 1998, the most recent periods for which public information is available.

                                        December 31,   November 30,
                                           1999           1998
                                          (Dollars in Thousands)
           Balance Sheet:
             Current assets . . . . .   $  593,721      $  404,358
             Non-current assets . . .    2,645,854       2,091,797
             Current liabilities. . .      786,713         338,466
             Non-current liabilities.    1,301,338         993,668
             Equity . . . . . . . . .    1,151,524       1,164,021

                                         December 31,  November 30,
           Twelve Months Ended              1999          1998
                                          (Dollars in Thousands)
           Income Statement:
             Revenues . . . . . . . .   $2,070,983      $1,896,178
             Gross profit. . .  . . .      760,209         645,606
             Net income . . . . . . .      106,873         103,525

     At December 31, 1999, the company's ownership interest in ONEOK is comprised of approximately 2.3 million common shares and approximately 19.9 million convertible preferred shares. If all the preferred shares were converted, the company would own approximately 45% of ONEOK's common shares presently outstanding.


8.  SHORT-TERM DEBT

     The company has arrangements with certain banks to provide unsecured short-term lines of credit on a committed basis totaling approximately $1.1 billion. The agreements provide the company with the ability to borrow at different market-based interest rates. The company pays commitment or facility fees in support of these lines of credit. Under the terms of the agreements, the company is required, among other restrictions, to maintain a total debt to total capitalization ratio of not greater than 65% at all times. The unused portion of these lines of credit are used to provide support for commercial paper, which is used to fund its short-term borrowing requirements.

      Information regarding the company's short-term borrowings, comprised of borrowings under the credit agreements, bank loans and commercial paper, is as follows:

         December 31,                             1999         1998
                                               (Dollars in Thousands)
         Borrowings outstanding at year end:
           Credit agreement. . . . . . . . .  $   50,000     $   -
           Bank loans. . . . . . . . . . . .     120,000      164,700
           Commercial paper notes. . . . . .     535,421      147,772
             Total . . . . . . . . . . . . .  $  705,421     $312,472

         Weighted average interest rate on
           debt outstanding at year end
           (including fees). . . . . . . . .       6.96%        5.94%

         Weighted average short-term debt
           outstanding during the year . . .  $  455,184     $529,255

         Weighted daily average interest
           rates during the year
           (including fees). . . . . . . . .       5.76%        5.93%

         Unused lines of credit supporting
           commercial paper notes. . . . . .  $1,021,000     $820,900

     The company borrowed $225 million in short-term debt in 1999 to fund Westar Capital's revolving credit agreement to Protection One.

     The company's interest expense on short-term debt was $57.7 million in 1999, $55.3 million in 1998 and $73.8 million in 1997.

     The unsecured short-term lines of credit included three revolving credit facilities with various banks as follows:

                Amount          Facility        Termination Date
             $300 million        364-day          March 15, 2000
              500 million        5-year           March 17, 2003
              250 million        6 1/2-month      June 30, 2000

     In March 2000, the company amended the $300 million facility to reduce the commitment to $242 million and to extend the maturity date to June 30, 2000. The company also amended all of these credit facilities to reflect the possibility of borrowing from them rather than using them to provide support for commercial paper borrowings.

     Amendments to the credit facilities include increased pricing to reflect credit quality and the potential drawn nature of credit facilities rather than support for commercial paper, redefinition of the total debt to capital financial covenant, limitation on use of proceeds from sale of first mortgage bonds to pay off debt outstanding under the credit facilities before proceeds may be used for other purposes, and a commitment to use the company's "best efforts" to pledge first mortgage bonds to support its credit facilities if our senior unsecured credit rating drops below "investment grade" (bonds rated below BBB by S&P and Fitch and below Baa by Moody's as determined by Standard & Poor's Ratings Group (S&P) and Moody's Investors Service (Moody's).

9.  LONG-TERM DEBT

     Long-term debt outstanding is as follows at December 31:

                                                       1999          1998
                                                     (Dollars in Thousands)
 Western Resources
 First mortgage bond series:
   7 1/4% due 1999 . . . . . . . . . . . . . . . .  $     -       $  125,000
   8 7/8% due 2000 . . . . . . . . . . . . . . . .      75,000        75,000
   7 1/4% due 2002 . . . . . . . . . . . . . . . .     100,000       100,000
   8 1/2% due 2022 . . . . . . . . . . . . . . . .     125,000       125,000
   7.65% due 2023. . . . . . . . . . . . . . . . .     100,000       100,000
                                                       400,000       525,000

 Pollution control bond series:
   Variable due 2032, 4.80% at December 31, 1999 .      45,000        45,000
   Variable due 2032, 4.54% at December 31, 1999 .      30,500        30,500
   6% due 2033 . . . . . . . . . . . . . . . . . .      58,420        58,420
                                                       133,920       133,920




 KGE
 First mortgage bond series:
   7.60% due 2003. . . . . . . . . . . . . . . . .     135,000       135,000
   6 1/2% due 2005 . . . . . . . . . . . . . . . .      65,000        65,000
   6.20% due 2006. . . . . . . . . . . . . . . . .     100,000       100,000
                                                       300,000       300,000
 Pollution control bond series:
   5.10% due 2023. . . . . . . . . . . . . . . . .      13,653        13,673
   Variable due 2027, 4.25% at December 31, 1999 .      21,940        21,940
   7.0% due 2031 . . . . . . . . . . . . . . . . .     327,500       327,500
   Variable due 2032, 4.199% at December 31, 1999.      14,500        14,500
   Variable due 2032, 4.30% at December 31, 1999 .      10,000        10,000
                                                       387,593       387,613
 Western Resources
   6 7/8% unsecured senior notes due 2004. . . . .     370,000       370,000
   7 1/8% unsecured senior notes due 2009. . . . .     150,000       150,000
   6.80% unsecured senior notes due 2018 . . . . .      29,783        29,985
   6.25% unsecured senior notes due 2018,
     putable/callable 2003 . . . . . . . . . . . .     400,000       400,000
                                                       949,783       949,985
 Protection One
   Senior credit facility due 2001, 6.8%
     at December 31, 1998. . . . . . . . . . . . .        -           42,417
   Convertible senior subordinated notes
     due 2003, fixed rate 6.75%. . . . . . . . . .      53,950        53,950
   Senior subordinated discount notes due 2005,
     effective rate of 6.4%. . . . . . . . . . . .      87,038       125,590
   Senior unsecured notes due 2005,
     fixed rate 7.375% . . . . . . . . . . . . . .     250,000       250,000
   Senior subordinated notes due 2009,
     fixed rate 8.125% . . . . . . . . . . . . . .     341,415       350,000
   CET recourse financing agreements, average
     effective rate 18% and 15%, respectively. . .      60,838        93,541
   Other . . . . . . . . . . . . . . . . . . . . .       2,033         2,574
                                                       795,274       918,072

 Other long-term agreements. . . . . . . . . . . .      21,895         8,325
 Unamortized debt premium. . . . . . . . . . . . .      13,726        13,918
 Less:
 Unamortized debt discount . . . . . . . . . . . .      (7,458)       (7,931)
 Long-term debt due within one year. . . . . . . .    (111,667)     (165,838)
 Long-term debt (net). . . . . . . . . . . . . . .  $2,883,066    $3,063,064

     Debt discount and expenses are being amortized over the remaining lives of each issue.

     The amount of the company's first mortgage bonds authorized by its Mortgage and Deed of Trust, dated July 1, 1939, as supplemented, is unlimited. The amount of KGE's first mortgage bonds authorized by the KGE Mortgage and Deed of Trust, dated April 1, 1940, as supplemented, is limited to a maximum of $2 billion. Amounts of additional bonds which may be issued are subject to property, earnings and certain restrictive provisions of each mortgage.

     The company's unsecured debt represents general obligations that are not secured by any of the company's properties or assets. Any unsecured debt will be subordinated to all secured debt of the company, including the first mortgage bonds. The notes are structurally subordinated to all secured and unsecured debt of the company's subsidiaries.

     In December 1998, Protection One entered into a revolving credit facility which provided for borrowings of up to $500 million, subsequently decreased to $250 million, and was to expire in December 2001. As a result of Protection One not meeting its debt covenants under this facility, in December 1999, Westar Capital acquired the debt and assumed the lenders' obligations.

      In 1998, Protection One issued $350 million of Unsecured Senior Subordinated Notes. The notes are redeemable at Protection One's option, in whole or in part, at a predefined price.

     Protection One did not complete a required exchange offer during 1999. As a result, the interest rate on this facility increased to 8.625% in June 1999. If the exchange offer is completed, the interest rate will revert back to 8.125%. Interest on this facility is payable semi-annually on January 15 and July 15.

     In 1998, Protection One issued $250 million of Senior Unsecured Notes. Interest is payable semi-annually on February 15 and August 15. The notes are redeemable at Protection One's option, in whole or in part, at a predefined price.

     In 1995, Protection One issued $166 million of Unsecured Senior Subordinated Discount Notes with a fixed interest rate of 13 5/8%. Interest payments began in 1999 and are payable semi-annually on June 30 and December 31.

In connection with the acquisition of Protection One in 1997, these notes were restated to fair value reflecting a current market yield of approximately 6.4%. This resulted in bond premium being recorded to reflect the increase in value of the notes as a result of the decline in interest rates since the note issuance. The revaluation has no impact on the expected cash flow to existing noteholders.

     In 1998, Protection One redeemed notes with a book value of $69.4 million and recorded an extraordinary gain on the extinguishment of $1.6 million, net of tax. The remaining notes are redeemable at Protection One's option in whole or in part, at anytime on or after June 30, 2000, at a predefined price.

     In 1996, Protection One issued $103.5 million of Convertible Senior Subordinated Notes. Interest is payable semi-annually on March 15 and September
15. The notes are convertible at any time at a conversion price of $11.19 per share. The notes are redeemable, at Protection One's option, at a specified redemption price, beginning September 19, 1999.

     Protection One's subsidiary CET has recognized as a financing transaction cash received through the sale of security equipment and future cash flows to be received under security equipment operating lease agreements with customers to a third-party financing company. A liability has been recorded for the proceeds of these sales as the finance company has recourse to CET in the event of nonpayment by customers of their equipment rental obligations. The average implicit interest rate in the financing is 18% at December 31, 1999. Accordingly, the liability is reduced, rental revenue is recognized, and interest expense is being recorded as these recourse obligations are reduced through the cash receipts paid to the financing company over the term of the related equipment rental agreements which averages four years. The liability is increased as new security monitoring equipment and equipment rental agreements are sold to the finance company that have recourse provisions.

     Protection One's debt instruments contain financial and operating covenants which may restrict its ability to incur additional debt, pay dividends, make loans or advances and sell assets. From September 30, 1999 through December 31, 1999, Protection One received waivers from compliance with the then-applicable leverage and interest coverage ratio covenants under the senior credit facility. At December 31, 1999 Protection One was in compliance with all financial covenants governing its debt securities.

     The indentures governing Protection One's debt securities require that Protection One offer to repurchase the securities in certain circumstances following a change of control.

     In the fourth quarter 1999, Westar Capital purchased Protection One bonds on the open market at amounts less than the carrying amount of the debt. The company has recognized an extraordinary gain of $13.4 million, net of tax, at December 31, 1999 related to the retirement of this debt.

     Maturities of long-term debt through 2004 are as follows:

                                       Principal
                   Year                  Amount
                      (Dollars in Thousands)
                   2000 . . . . . . . . $111,667
                   2001 . . . . . . . .   32,246
                   2002 . . . . . . . .  106,472
                   2003 . . . . . . . .  240,568
                   2004 . . . . . . . .  370,457

     The company's interest expense on long-term debt was $236.4 million in 1999, $170.9 million in 1998 and $120 million in 1997.

1O.  EMPLOYEE BENEFIT PLANS

     Pension: The company maintains qualified noncontributory defined benefit pension plans covering substantially all utility employees. Pension benefits are based on years of service and the employee's compensation during the five highest paid consecutive years out of ten before retirement. The company's policy is to fund pension costs accrued, subject to limitations set by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. The company also maintains a non-qualified Executive Salary Continuation Program for the benefit of certain management employees, including executive officers.

     Postretirement Benefits: The company accrues the cost of postretirement benefits, primarily medical benefit costs, during the years an employee provides service.

     The following tables summarize the status of the company's pension and other postretirement benefit plans:

                                                   Pension Benefits     Postretirement Benefits
 December 31,                                     1999         1998         1999         1998
                                                            (Dollars in Thousands)
 Change in Benefit Obligation:
  Benefit obligation, beginning of year.       $392,057     $462,964     $ 87,519     $ 83,673
  Service cost . . . . . . . . . . . . .          8,949        7,952        1,609        1,405
  Interest cost. . . . . . . . . . . . .         26,487       31,278        5,854        5,763
  Plan participants' contributions . . .           -            -             784          858
  Benefits paid. . . . . . . . . . . . .        (21,961)     (24,682)      (6,990)      (5,630)
  Assumption changes . . . . . . . . . .        (49,499)      36,268       (9,458)       6,801
  Actuarial losses (gains) . . . . . . .         (4,608)      10,095          (31)      (5,351)
  Acquisitions . . . . . . . . . . . . .           (676)        -            -            -
  Plan amendments. . . . . . . . . . . .           -            -            -            -
  Curtailments, settlements and special
   term benefits (1) . . . . . . . . . .           -        (131,818)        -            -
  Benefit obligation, end of year. . . .       $350,749     $392,057     $ 79,287     $ 87,519

 Change in Plan Assets:
  Fair value of plan assets,
   beginning of year . . . . . . . . . .       $441,531     $584,792     $    173     $    118
  Actual return on plan assets . . . . .         85,079       66,106           10            6
  Acquisitions . . . . . . . . . . . . .           -            -            -            -
  Employer contribution. . . . . . . . .          2,882        2,197        6,284        5,679
  Plan participants' contributions . . .           -            -             784         -
  Benefits paid. . . . . . . . . . . . .        (22,497)     (23,910)      (6,990)      (5,630)
  Settlements (1). . . . . . . . . . . .           -        (187,654)        -            -
  Fair value of plan assets,
   end of year . . . . . . . . . . . . .       $506,995     $441,531     $    261     $    173

  Funded status. . . . . . . . . . . . .       $156,246     $ 49,474     $(79,026)    $(87,346)
  Unrecognized net (gain)/loss . . . . .       (205,338)    (104,023)      (7,733)       1,814
  Unrecognized transition
    obligation, net  . . . . . . . . . .            209          244       52,171       56,159
  Unrecognized prior service cost. . . .         32,854       36,309       (3,730)      (4,131)
  Accrued postretirement benefit costs .       $(16,029)    $(17,996)    $(38,318)    $(33,504)

 Actuarial Assumptions:
  Discount rate. . . . . . . . . . . . .          7.75%        6.75%        7.75%        6.75%
  Expected rate of return. . . . . . . .           9.0%         9.0%         9.0%         9.0%
  Compensation increase rate . . . . . .           4.5%        4.75%         4.5%        4.75%

 Components of net periodic benefit cost:
  Service cost . . . . . . . . . . . . .       $  8,949     $  7,952     $  1,610     $  1,405
  Interest cost. . . . . . . . . . . . .         26,487       31,278        5,854        5,763
  Expected return on plan assets . . . .        (34,393)     (39,069)         (16)         (11)
  Amortization of unrecognized
   transition obligation, net. . . . . .             34          (32)       3,987        3,988
  Amortization of unrecognized prior
   service costs . . . . . . . . . . . .          3,455        3,455         (466)        (461)
  Amortization of (gain)/loss, net . . .         (3,477)      (5,885)         129         (396)
  Other. . . . . . . . . . . . . . . . .           -            -            -            -
  Net periodic benefit cost. . . . . . .       $  1,055     $ (2,301)    $ 11,098     $ 10,288

  (1) In July 1998, pension plan assets were transferred to ONEOK resulting in a settlement loss.

     For measurement purposes, an annual health care cost growth rate of 7.0% was assumed for 1999, decreasing 1% per year to 5% in 2001 and thereafter. The health care cost trend rate has a significant effect on the projected benefit obligation. Increasing the trend rate by 1% each year would increase the present value of the accumulated projected benefit obligation by $2.0 million and the aggregate of the service and interest cost components by $0.2 million.

     In accordance with an order from the KCC, the company has deferred postretirement and postemployment expenses in excess of actual costs paid. In 1997, the company received authorization from the KCC to invest in AHTC investments. Income from the AHTC investments will be used to offset the deferred and incremental costs associated with postretirement and postemployment benefits offered to the company's employees. The income generated from the AHTC investments replaces the income stream from corporate-owned life insurance contracts purchased in 1993 and 1992 which was used for the same purpose.

     Savings: The company maintains savings plans in which substantially all employees participate, with the exception of Protection One employees. The company matches employees' contributions up to specified maximum limits. The funds of the plans are deposited with a trustee and invested in the company stock fund. The company's contributions were $3.7 million for 1999, $3.8 million for 1998, and $5.0 million for 1997.

     Protection One also maintains a savings plan. Contributions, made at Protection One's election, are allocated among participants based upon the respective contributions made by the participants through salary reductions during the year. Protection One's matching contributions may be made in Protection One common stock, in cash or in a combination of both stock and cash. Protection One's matching contribution to the plan was $802,251 for 1999 and $992,000 for 1998.

     Protection One maintains a qualified employee stock purchase plan that allows eligible employees to acquire shares of Protection One common shares at 85% of fair market value of the common stock. A total of 650,000 shares of common stock have been reserved for issuance in this program.

     Stock Based Compensation Plans: The company, excluding Protection One, has a long-term incentive and share award plan (LTISA Plan), which is a stock-based compensation plan. The LTISA Plan was implemented as a means to attract, retain and motivate employees and board members (Plan Participants). Under the LTISA Plan, the company may grant awards in the form of stock options, dividend equivalents, share appreciation rights, restricted shares, restricted share units, performance shares and performance share units to Plan Participants. Up to five million shares of common stock may be granted under the LTISA Plan.

     Stock options and restricted shares under the LTISA plan are as follows:

December 31,                           1999                   1998                 1997
                                           Weighted-              Weighted-            Weighted-
                                            Average                Average              Average
                                           Exercise               Exercise             Exercise
                                  Shares     Price       Shares     Price      Shares    Price
Outstanding, beginning of year  1,590,700   $ 36.106     665,400   $30.282    205,700   $29.250
Granted. . . . . . . . . . . .    981,625     30.613     925,300    40.293    459,700    30.750
Exercised. . . . . . . . . . .       -          -           -         -          -         -
Forfeited. . . . . . . . . . .   (153,690)    31.985        -         -          -         -
Outstanding, end of year . . .  2,418,635    $34.139   1,590,700   $36.106    665,400   $30.282
Weighted-average fair value
  of options granted during
  the year . . . . . . . . . .               $ 8.22                $ 9.12               $ 3.00

     Stock options and restricted shares issued and outstanding at December 31, 1999, are as follows:

                                                      Number        Weighted-      Weighted-
                                     Range of         Issued         Average        Average
                                     Exercise           and        Contractual     Exercise
                                      Price         Outstanding   Life in Years      Price
      Options:
        1999. . . . . . . . . .   $27.813-32.125       800,995        10.0          $30.815
        1998. . . . . . . . . .    38.625-43.125       763,000         9.0           40.538
        1997. . . . . . . . . .        30.750          414,520         8.0           30.750
        1996. . . . . . . . . .        29.250          138,620         6.7           29.250
                                                     2,117,135
      Restricted shares:
        1999. . . . . . . . . .    27.813-32.125       165,000         9.0           29.616
        1998. . . . . . . . . .        38.625          136,500         8.0           38.625
          Total issued. . . . .                        301,500

     An equal amount of dividend equivalents is issued to recipients of stock options. The weighted-average grant-date fair value of the dividend equivalent was $3.28 in 1999, and $6.88 in 1998. The value of each dividend equivalent is calculated by accumulating dividends that would have been paid or payable on a share of company common stock. The dividend equivalents expire after nine years from date of grant.

     The fair value of stock options and dividend equivalents were estimated on the date of grant using the Black-Scholes option-pricing model. The model assumed the following at December 31:

                                                  1999        1998
            Dividend yield. . . . . . . . . .     6.25%       6.32%
            Expected stock price volatility .    16.56%      15.95%
            Risk-free interest rate . . . . .     6.05%       5.67%

     Protection One Stock Warrants and Options: Protection One has outstanding stock warrants and options which were considered reissued and exercisable upon the company's acquisition of Protection One on November 24, 1997. The 1997 Long- Term Incentive Plan (the LTIP), approved by the Protection One stockholders on November 24, 1997, provides for the award of incentive stock ptions to directors, officers and key employees. Under the LTIP, 4.2 million shares are reserved for issuance subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The LTIP provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

     A summary of options issued under the Plan by fiscal year is as follows:

                                Shares Granted    Total Shares
                                 to Officers        Granted
                  1998 . . .       690,000         1,246,500
                  1999 . . .       399,700         1,092,908

     Each option has a term of 10 years and vests ratably over three years. The purchase price of the shares issuable pursuant to the options is equal to (or greater than) the fair market value of the common stock at the date of the option grant.

     A summary of warrant and option activity for Protection One from November 1997 through December 31, 1999, is as follows:

December 31,                           1999                   1998                   1997
                                           Weighted-              Weighted-              Weighted-
                                            Average                Average                Average
                                           Exercise               Exercise               Exercise
                                  Shares     Price       Shares     Price       Shares     Price
Outstanding, beginning
  of year(1) . . . . . . . . .  3,422,739    $ 7.494   2,366,435   $ 5.805    2,366,741    $5.805
Granted. . . . . . . . . . . .  1,092,908      7.905   1,246,500    11.033         -         -
Exercised. . . . . . . . . . .       -          -       (109,595)    5.564         (306)    0.050
Forfeited. . . . . . . . . . .   (956,511)    10.124    (117,438)   10.770         -         -
Adjustment to May 1995
  warrants . . . . . . . . . .       -          -         36,837      -            -         -
Outstanding, end of year . . .  3,559,136    $12.252   3,422,739   $ 7.494    2,366,435    $5.805

(1) There was no outstanding stock or options prior to November 24, 1997.

     Stock options and warrants issued and outstanding at December 31, 1999, are as follows:

                                         Number         Weighted-      Weighted-
                      Range of          Issued          Average       Average
                      Exercise            and         Contractual     Exercise
                       Price          Outstanding    Life in Years     Price
Exercisable:
Fiscal 1995        $ 6.375-$ 9.125       64,800           5.0          $ 6.491
Fiscal 1996          8.000- 10.313      178,400           6.0            8.031
Fiscal 1996         13.750- 15.500       69,000           6.0           14.924
Fiscal 1997              9.500          136,000           7.0            9.500
Fiscal 1997             15.000           25,000           7.0           15.000
Fiscal 1997             14.268           50,000           2.0           14.268
Fiscal 1998             11.000          367,499           8.0           11.000
Fiscal 1998              8.563           16,331           8.0            8.563
Fiscal 1999              8.928           87,600           9.0            8.928
KOP Warrants             3.633          103,697           1.0            3.633
1993 Warrants            0.167          428,400           4.0            0.167
1995 Note Warrants       3.890          786,277           5.0            3.890
Other                    0.050              305           7.0            0.050
                                      2,313,309
Not Exercisable:
1998 options       $    11.000          333,001           8.0          $11.000
1998 options             8.563           32,660           8.0            8.563
1999 options             8.928          686,500           9.0            8.928
1999 options          3.875- 6.125      193,666           9.0            5.855
                                      1,245,827
                 Total outstanding    3,559,136

     The weighted average fair value of options granted during 1999 and 1998 and estimated on the date of grant were $6.87 and $5.41. The fair value was calculated using the following assumptions:
                                                 Year Ended December 31,
                                              1999       1998
             Dividend yield. . . . . . . . .         0.00%       0.00%
             Expected stock price volatility        64.06%      61.72%
             Risk free interest rate . . . .         6.76%       5.50%
             Expected option life. . . . . .        6 years     6 years

     Effect of Stock-Based Compensation on Earnings Per Share: The company accounts for both the company's and Protection One's plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations. Had compensation expense been determined pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the company would have recognized additional compensation costs during 1999, 1998 and 1997 as shown in the table below.

      Year Ended December 31,                1999       1998       1997
                         (Dollars in Thousands, Except Per Share Amounts) Earnings available for common stock:
        As reported . . . . . . . . . .    $11,330     $44,165   $494,599
        Pro forma . . . . . . . . . . .      8,204      42,640    494,436

      Earnings per common share
      (basic and diluted):
        As reported . . . . . . . . . .      $0.17       $0.67      $7.59
        Pro forma . . . . . . . . . . .       0.12        0.65       7.59

     Split Dollar Life Insurance Program: The company has established a split dollar life insurance program for the benefit of the company and certain of its executives. Under the program, the company has purchased life insurance policies on which the executive's beneficiary is entitled to a death benefit in an amount equal to the face amount of the policy reduced by the greater of (i) all premiums paid by the company or (ii) the cash surrender value of the policy, which amount, at the death of the executive, will be returned to the company. The company retains an equity interest in the death benefit and cash surrender value of the policy to secure this repayment obligation.

     Subject to certain conditions, each executive may transfer to the company their interest in the death benefit based on a predetermined formula, beginning no earlier than the first day of the calendar year following retirement or three years from the date of the policy. The liability associated with this program was $31.9 million as of December 31, 1999, and $57.9 million as of December 31, 1998. The obligations under this program can increase and decrease based on the company's total return to shareholders. This liability decreased approximately $10.5 million in 1999 based on the company's total return to shareholders.
There was no change in the liability in 1998. Under current tax rules, payments to active employees in exchange for their interest in the death benefits may not be fully deductible by the company for income tax purposes.


11. COMMON STOCK, PREFERRED STOCK, PREFERENCE STOCK, AND OTHER MANDATORILY REDEEMABLE SECURITIES

     The company's Restated Articles of Incorporation, as amended, provide for 150,000,000 authorized shares of common stock. At December 31, 1999, 67,401,657 shares were outstanding.

     The company has a Direct Stock Purchase Plan (DSPP). Shares issued under the DSPP may be either original issue shares or shares purchased on the open market. The company issued original issue shares under DSPP from January 1, 1995, until October 15, 1997. Between November 1, 1997 and March 16, 1998, shares for DSPP were satisfied on the open market. All other shares have been original issue shares. During 1998, a total of 653,570 shares were issued under DSPP including 499,839 original issue shares and 153,731 shares purchased on the open market. During 1999, a total of 1,819,856 original issue shares were purchased from the company. At December 31, 1999, 2,771,191 shares were available under the DSPP registration statement.

     In 1999, the company purchased 900,000 shares of common stock at an average price of $17.55 per share. The purchased shares were purchased with short-term debt and available funds. The purchased shares are held in treasury and are available for general corporate purposes, resale or retirement. These purchased shares are shown as $15.8 million in treasury stock on the accompanying Consolidated Balance Sheet.

     Preferred Stock Not Subject to Mandatory Redemption: The cumulative preferred stock is redeemable in whole or in part on 30 to 60 days notice at the option of the company.

     Preference Stock Subject to Mandatory Redemption: On April 1, 1998, the company redeemed the 7.58% Preference Stock due 2007 at a premium, including dividends, for $53 million. At December 31, 1999, and 1998, the company had no preference stock outstanding.

     Other Mandatorily Redeemable Securities: On December 14, 1995, Western Resources Capital I, a wholly-owned trust, issued 4.0 million preferred securities of 7-7/8% Cumulative Quarterly Income Preferred Securities, Series A, for $100 million. The trust interests are redeemable at the option of Western Resources Capital I on or after December 11, 2000, at $25 per preferred security plus accrued interest and unpaid dividends. Holders of the securities are entitled to receive distributions at an annual rate of 7-7/8% of the liquidation preference value of $25. Distributions are payable quarterly and are tax deductible by the company. These distributions are recorded as interest expense. The sole asset of the trust is $103 million principal amount of 7-7/8% Deferrable Interest Subordinated Debentures, Series A due December 11, 2025.

     On July 31, 1996, Western Resources Capital II, a wholly-owned trust, of which the sole asset is subordinated debentures of the company, sold in a public offering, 4.8 million shares of 8-1/2% Cumulative Quarterly Income Preferred Securities, Series B, for $120 million. The trust interests are redeemable at the option of Western Resources Capital II, on or after July 31, 2001, at $25 per preferred security plus accumulated and unpaid distributions. Holders of the securities are entitled to receive distributions at an annual rate of 8-1/2% of the liquidation preference value of $25. Distributions are payable quarterly and are tax deductible by the company. These distributions are recorded as interest expense. The sole asset of the trust is $124 million principal amount of 8-1/2% Deferrable Interest Subordinated Debentures, Series B due
July 31, 2036.
     In addition to the company's obligations under the Subordinated Debentures discussed above, the company has agreed to guarantee, on a subordinated basis, payment of distributions on the preferred securities. These undertakings constitute a full and unconditional guarantee by the company of the trust's obligations under the preferred securities.

12.  COMMITMENTS AND CONTINGENCIES

     Purchase Orders and Contracts: As part of its ongoing operations and construction program, the company has commitments under purchase orders and contracts which have an unexpended balance of approximately $190 million at December 31, 1999.

     Manufactured Gas Sites: The company has been associated with 15 former manufactured gas sites located in Kansas which may contain coal tar and other potentially harmful materials. The company and the Kansas Department of Health and Environment (KDHE) entered into a consent agreement governing all future work at the 15 sites. The terms of the consent agreement will allow the company to investigate these sites and set remediation priorities based upon the results of the investigations and risk analysis. At December 31, 1999, the costs incurred for preliminary site investigation and risk assessment have been minimal. In accordance with the terms of the strategic alliance with ONEOK, ownership of twelve of these sites and the responsibility for clean-up of these sites were transferred to ONEOK. The ONEOK agreement limits the company's future liability associated with these sites to an immaterial amount. The company's investment earnings from ONEOK could be impacted by these costs.

     Superfund Sites: In December 1999, the company was identified as one of more than 1,000 potentially responsible parties at an EPA Superfund site in Kansas City, Kansas (Kansas City site). The company has previously been associated with other Superfund sites for which the company's liability has been classified as de minimis and any potential obligations have been settled at minimal cost. Since 1993, the company has settled Superfund obligations at three sites for a total of $141,300. No Superfund obligations have been settled since 1994. The company's obligation, if any, at the Kansas City site is expected to be limited based upon previous experience and the limited nature of the company's business transactions with the previous owners of the site. In the opinion of the company's management, the resolution of this matter is not expected to have a material impact on the company's financial position or results of operations.

     Clean Air Act: The company must comply with the provisions of The Clean Air Act Amendments of 1990 that require a two-phase reduction in certain emissions. The company has installed continuous monitoring and reporting equipment to meet the acid rain requirements. The company does not expect material capital expenditures to be required to meet Phase II sulfur dioxide and nitrogen oxide requirements.

     Decommissioning: The company accrues decommissioning costs over the expected life of the Wolf Creek generating facility. The accrual is based on estimated unrecovered decommissioning costs which consider inflation over the remaining estimated life of the generating facility and are net of expected earnings on amounts recovered from customers and deposited in an external trust fund.

     In February 1997, the KCC approved the 1996 Decommissioning Cost Study. Based on the study, the company's share of Wolf Creek's decommissioning costs, under the immediate dismantlement method, is estimated to be approximately $624 million during the period 2025 through 2033, or approximately $192 million in 1996 dollars. These costs were calculated using an assumed inflation rate of 3.6% over the remaining service life from 1996 of 29 years. On September 1, 1999, Wolf Creek submitted the 1999 Decommissioning Cost Study to the KCC for approval. Approval of this study by the KCC is pending. The company's share of the cost for decommissioning in the 1999 study under the dismantlement method is $221 million in 1999 dollars.

     Decommissioning costs are currently being charged to operating expense in accordance with the prior KCC orders. Electric rates charged to customers provide for recovery of these decommissioning costs over the life of Wolf Creek. Amounts expensed approximated $3.9 million in 1999 and will increase annually to $5.6 million in 2024. These amounts are deposited in an external trust fund. The average after-tax expected return on trust assets is 5.7% per year.

     The company's investment in the decommissioning fund, including reinvested earnings approximated $58.3 million at December 31, 1999, and $52.1 million at December 31, 1998. Trust fund earnings accumulate in the fund balance and increase the recorded decommissioning liability.

     Nuclear Insurance: The Price-Anderson Act limits the combined public liability of the owners of nuclear power plants to $9.5 billion for a single nuclear incident. If this liability limitation is insufficient, the U.S. Congress will consider taking whatever action is necessary to compensate the public for valid claims. The Wolf Creek owners (Owners) have purchased the maximum available private insurance of $200 million. The remaining balance is provided by an assessment plan mandated by the Nuclear Regulatory Commission
(NRC). Under this plan, the Owners are jointly and severally subject to a retrospective assessment of up to $88.1 million ($41.4 million, company's share) in the event there is a major nuclear incident involving any of the nation's licensed reactors. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. There is a limitation of $10 million ($4.7 million, company's share) in retrospective assessments per incident, per year.

     The Owners carry decontamination liability, premature decommissioning liability and property damage insurance for Wolf Creek totaling approximately $2.8 billion ($1.3 billion, company's share). This insurance is provided by Nuclear Electric Insurance Limited (NEIL). In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination in accordance with a plan mandated by the NRC. The company's share of any remaining proceeds can be used to pay for property damage or decontamination expenses or, if certain requirements are met including decommissioning the plant, toward a shortfall in the decommissioning trust fund.


     The Owners also carry additional insurance with NEIL to cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If losses incurred at any of the nuclear plants insured under the NEIL policies exceed premiums, reserves and other NEIL resources, the company may be subject to retrospective assessments under the current policies of approximately $6 million per year.

     Although the company maintains various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, the company's insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable through rates, would have a material adverse effect on the company's financial condition and results of operations.

     Fuel Commitments: To supply a portion of the fuel requirements for its generating plants, the company has entered into various commitments to obtain nuclear fuel and coal. Some of these contracts contain provisions for price escalation and minimum purchase commitments. At December 31, 1999, Wolf Creek's nuclear fuel commitments (company's share) were approximately $14 million for uranium concentrates expiring at various times through 2003, $26 million for enrichment expiring at various times through 2003 and $65.2 million for fabrication through 2025.

     At December 31, 1999, the company's coal contract commitments in 1999 dollars under the remaining terms of the contracts were approximately $2.3 billion. The largest coal contract expires in 2020, with the remaining coal contracts expiring at various times through 2013.

     At December 31, 1999, the company's natural gas transportation commitments in 1999 dollars under the remaining terms of the contracts were approximately $29.1 million. The natural gas transportation contracts provide firm service to the company's gas burning facilities expiring at various times through 2010.

     Protection One SEC Matters: As previously disclosed, Protection One has been advised by the Division of Corporation Finance of the SEC that, in the view of the staff, there are errors in Protection One's financial statements which are material and which have had the effect of inflating earnings commencing with the year 1997. Protection One has had extensive discussions with the SEC staff about the methodology used by Protection One to amortize customer accounts, the purchase price allocation to customer accounts in the Multifamily acquisition and other matters. The SEC staff has not indicated it concurs with, nor has the SEC staff determined not to object to, the restatements made in 1999 or the change in accounting principle for customer accounts. Protection One cannot predict whether the SEC staff will make additional comments or take other action that will further impact its financial statements or the effect or timing of any such action.

13.  LEGAL PROCEEDINGS

     The SEC commenced a private investigation in 1997 relating to, among other things, the timeliness and adequacy of disclosure filings with the SEC by the company with respect to securities of ADT Ltd. The company is cooperating with the SEC staff in this investigation.

     The company, its subsidiary Westar Capital, Protection One, its subsidiary Protection One Alarm Monitoring, Inc. (Monitoring), and certain present and former officers and directors of Protection One are defendants in a purported class action litigation pending in the United States District Court for the Central District of California, "Ronald Cats, et al., v. Protection One, Inc., et. al.", No. CV 99-3755 DT (RCx). Pursuant to an Order dated August 2, 1999, four pending purported class actions were consolidated into a single action. In March 2000, plaintiffs filed a Second Consolidated Amended Class Action Complaint (the Amended Complaint). Plaintiffs purport to bring the action on behalf of a class consisting of all purchasers of publicly traded securities of Protection One, including common stock and notes, during the period of February 10, 1998, through November 12, 1999. The Amended Complaint asserts claims under Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 against Protection One, Monitoring, and certain present and former officers and directors of Protection One based on allegations that various statements concerning Protection One's financial results and operations for 1997 and 1998 were false and misleading and not in compliance with Generally Accepted Accounting Principals (GAAP). Plaintiffs allege, among other things, that former employees of Protection One have reported that Protection One lacked adequate internal accounting controls and that certain accounting information was unsupported or manipulated by management in order to avoid disclosure of accurate information. The Amended Complaint further asserts claims against the company and Westar as controlling persons under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. A claim is also asserted under Section 11 of the Securities Act of 1933 against Protection One's auditor,
Arthur Andersen LLP. The Amended Complaint seeks an unspecified amount of compensatory damages and an award of fees and expenses, including attorneys' fees. The company and Protection One believe that all the claims asserted in the Amended Complaint are without merit and intend to defend against them vigorously. The company and Protection One cannot currently predict the impact of this litigation which could be material.

     The company and its subsidiaries are involved in various other legal, environmental and regulatory proceedings. Management believes that adequate provision has been made and accordingly believes that the ultimate disposition of such matters will not have a material adverse effect upon the company's overall financial position or results of operations. See also Note 14 for discussion of the FERC proceeding regarding the City of Wichita complaint.

14.  RATE MATTERS AND REGULATION

     KCC Proceedings: In January 1997, the KCC entered an order reducing electric rates for both KPL and KGE. The order required KGE to reduce electric rates by $65 million cumulative, phased in over three years beginning in 1997. The order required KPL to reduce electric rates by $10 million in 1997 and issue two one-time rebates of $5 million in January 1998, and January 1999.

     On March 16, 2000, the Kansas Industrial Consumers (KIC), an organization of commercial and industrial users of electricity in Kansas, filed a complaint with the KCC requesting an investigation of Western Resources' and KGE's rates. The KIC alleges that these rates are not based on current costs. The company will oppose this request vigorously but is unable to predict whether the KCC will open an investigation.

     FERC Proceeding: In September 1999, the City of Wichita filed a complaint with the Federal Energy Regulatory Commission (FERC) against the company, alleging improper affiliate transactions between KPL, a division of the company, and KGE, a wholly-owned subsidiary of the company. The City of Wichita requests the FERC to equalize the generation costs between KPL and KGE, in addition to other matters. FERC has issued an order setting this matter for hearing and has referred the case to a settlement judge. The hearing has been suspended pending settlement discussions between the parties. The company believes that the City of Wichita's complaint is without merit and intends to defend against it vigorously.


15.  LEASES

     At December 31, 1999, the company had leases covering various property and equipment. The company currently has no significant capital leases.

     Rental payments for operating leases and estimated rental commitments are as follows:
                                                   Operating
             Year Ended December 31,                Leases
                                            (Dollars in Thousands)
             Rental payments:
               1997 . . . . . . . . . . . . . .    $ 71,126
               1998 . . . . . . . . . . . . . .      70,796
               1999 . . . . . . . . . . . . . .      71,771

             Future commitments:
               2000 . . . . . . . . . . . . . .      68,431
               2001 . . . . . . . . . . . . . .      64,100
               2002 . . . . . . . . . . . . . .      59,090
               2003 . . . . . . . . . . . . . .      59,655
               2004 . . . . . . . . . . . . . .      52,899
               Thereafter . . . . . . . . . . .     610,925
                 Total future commitments . . .    $915,100

     In 1987, KGE sold and leased back its 50% undivided interest in the La Cygne 2 generating unit. The La Cygne 2 lease has an initial term of 29 years, with various options to renew the lease or repurchase the 50% undivided interest. KGE remains responsible for its share of operation and maintenance costs and other related operating costs of La Cygne 2. The lease is an operating lease for financial reporting purposes. The company recognized a gain on the sale which was deferred and is being amortized over the initial lease term.

     In 1992, the company deferred costs associated with the refinancing of the secured facility bonds of the Trustee and owner of La Cygne 2. These costs are being amortized over the life of the lease and are included in operating expense. Approximately $19.1 million of this deferral remained on the Consolidated Balance Sheet at December 31, 1999.

     Future minimum annual lease payments, included in the table above, required under the La Cygne 2 lease agreement are approximately $34.6 million for each year through 2002, $39.4 million in 2003, $34.6 million in 2004, and $502.6 million over the remainder of the lease. KGE's lease expense, net of amortization of the deferred gain and refinancing costs, was approximately $28.9 million for 1999, $28.9 million for 1998, and $27.3 million for 1997.



16.  INTERNATIONAL POWER DEVELOPMENT COSTS

     During the fourth quarter of 1998, management decided to exit the international power development business. This business had been conducted by the company's wholly owned subsidiary, The Wing Group (Wing). The company recorded a $98.9 million charge to income in the fourth quarter of 1998 as a result of exiting this business.

     During 1999, the company terminated the employment of all employees, closed offices, discontinued all development activities, and terminated all other matters related to the activity of Wing in accordance with the terms of the exit plan. These activities were substantially completed by December 31, 1999. The actual costs incurred during 1999 to complete the exit plan approximated $16.9 million, which was $5.6 million less than the amount estimated at December 31, 1998. This was accounted for as a change in estimate in 1999.

     At December 31, 1999, approximately $380,000 of accrued exit fees and shut-down costs were included in other current liabilities on the accompanying Consolidated Balance Sheet. This amount represents employee settlement and severance costs expected to be paid in 2000.

     The detailed components of the 1999 activity to exit this business are as follows:

                                                   (Dollars in Thousands)
     Accrued exit fees, shut-down and severance
       costs, balance at December 31, 1998. . . . . .      $22,900
     Actual costs incurred. . . . . . . . . . . . . .      (16,888)
     Change in estimate . . . . . . . . . . . . . . .       (5,632)
     Accrued exit fees, change in estimate, shut-down and
       severance costs, balance at December 31, 1999. . . .$   380

17.  MERGER AGREEMENT WITH KANSAS CITY POWER & LIGHT COMPANY

     On March 18, 1998, the company signed an Amended and Restated Plan of Agreement and Plan of Merger with the Kansas City Power & Light Company (KCPL) under which KGE, KPL, a division of Western Resources, and KCPL would have been combined into a new company called Westar Energy, Inc. KCPL has notified the company that it has terminated the contemplated transaction.

     The company expensed costs related to the KCPL merger of approximately $17.6 million at December 31, 1999 and approximately $48 million at December 31, 1997 associated with the original merger agreement.


18.  GAIN ON SALE OF EQUITY SECURITIES

     During 1996, the company acquired 27% of the common shares of ADT Limited, Inc. (ADT) and made an offer to acquire the remaining ADT common shares. ADT rejected this offer and in July 1997, ADT merged with Tyco International Ltd.
(Tyco). ADT and Tyco completed their merger by exchanging ADT common stock for Tyco common stock.

     Following the ADT and Tyco merger, the company's equity investment in ADT became an available-for-sale security. During the third quarter of 1997, the company sold its Tyco common shares for approximately $1.5 billion. The company recorded a pre-tax gain of $864.2 million on the sale and recorded tax expense of approximately $345 million in connection with this gain.


19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value as set forth in Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments."

     Cash and cash equivalents, short-term borrowings and variable-rate debt are carried at cost which approximates fair value. The decommissioning trust is recorded at fair value and is based on the quoted market prices at December 31, 1999 and 1998. The fair value of fixed-rate debt and other mandatorily redeemable securities is estimated based on quoted market prices for the same or similar issues or on the current rates offered for instruments of the same remaining maturities and redemption provisions. The estimated fair values of contracts related to commodities have been determined using quoted market prices of the same or similar securities.

     The recorded amounts of accounts receivable and other current financial instruments approximate fair value.

     The fair value estimates presented herein are based on information available at December 31, 1999 and 1998. These fair value estimates have not been comprehensively revalued for the purpose of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein. Because a substantial portion of the company's operations are regulated, the company believes that any gains or losses related to the retirement of debt would not have a material effect on the company's financial position or results of operations.

     The carrying values and estimated fair values of the company's financial instruments are as follows:

                                  Carrying Value             Fair Value
   December 31,                   1999       1998          1999       1998
                                           (Dollars in Thousands)

   Decommissioning trust. .  $   58,286   $   52,093  $   58,286   $   52,093
   Fixed-rate debt, net of
     current maturities . .   2,742,307    2,956,692   2,350,130    3,076,709
   Other mandatorily
     redeemable securities.     220,000      220,000     187,950      226,800

     In its commodity price risk management activities, the company engages in both trading and non-trading activities. In these activities, the company utilizes a variety of financial instruments, including forward contracts involving cash settlements or physical delivery of an energy commodity, options, swaps which require payments (or receipt of payments) from counterparties based on the differential between specified prices for the related commodity, and futures traded on electricity and natural gas. For a discussion of the accounting policy for these instruments, see Note 1.

     The company is involved in trading activities primarily to minimize risk from market fluctuations, to maintain a market presence and to enhance system reliability. The company attempts to balance its physical and financial purchase and sale contracts in terms of quantities and contract terms. Net open positions can exist or are established due to the origination of new transactions and the company's assessment of, and response to, changing market conditions.

     The company uses derivatives for non-trading purposes primarily to reduce exposure relative to the volatility of cash market prices.

     The notional volumes and estimated fair values of the company's trading forward contracts and options are as follows at December 31:

                                   1999                      1998
                           Notional                   Notional
                           Volumes     Estimated      Volumes    Estimated
                            (MWH's)   Fair Value      (MWH's)    Fair Value
                                       (Dollars in Thousands)
   Forward contracts:
     Purchased. . . . .     496,800     $14,800      1,535,600    $46,361
     Sold . . . . . . .     478,400      14,404      1,535,600     46,141

   Options:
     Purchased. . . . .     659,200     $ 5,079        148,800    $   361
     Sold . . . . . . .     336,480       6,013         64,000        195

     Forward contracts and options had a net unrealized loss of $73,000 at December 31, 1999, and a net unrealized gain of $40,000 at December 31, 1998.

     The notional volumes and estimated fair values of the company's non-trading forward contract and options for electric positions are as follows at December 31:

                                   1999                      1998
                           Notional                   Notional
                           Volumes     Estimated      Volumes    Estimated
                            (MWH's)   Fair Value      (MWH's)    Fair Value
                                       (Dollars in Thousands)
   Forward contracts:
     Purchased. . . . .     640,800     $18,221           -          -
     Sold . . . . . . .     610,400      17,991           -          -

   Options:
     Purchased. . . . .     285,600     $   445           -          -
     Sold . . . . . . .     417,720       2,445           -          -

     Non-trading forward contracts and options for electric positions had a net unrealized loss of $127,950 at December 31, 1999. No non-trading forward contracts and options for electric positions were held at December 31, 1998.

     The notional volumes and estimated fair values of the company's non-trading forward contract and options for gas positions are as follows at December 31:

                                    1999                      1998
                           Notional                   Notional
                           Volumes     Estimated      Volumes     Estimated
                           (MMBtu's)   Fair Value     (MMBtu's)   Fair Value
                                        (Dollars in Thousands)
  Forward contracts:
    Purchased. . . . .    13,010,000    $31,002           -          -
    Sold . . . . . . .       500,000      1,108           -          -

  Options:
    Purchased. . . . .     6,000,000    $   971           -          -
    Sold . . . . . . .     4,000,000        615           -          -

     Non-trading forward contracts and options for gas positions had a net unrealized loss of $1,147,134 at December 31, 1999. No non-trading forward contracts and options for gas positions were held at December 31, 1998.

2O.  INCOME TAXES

     Income tax expense is composed of the following components at December 31:

                                            1999        1998        1997
                                               (Dollars in Thousands)
      Currently payable:
        Federal. . . . . . . . . . .      $ 13,907    $52,993     $336,150
        State. . . . . . . . . . . .         9,622     10,881       72,143
      Deferred:
        Federal. . . . . . . . . . .       (44,257)   (39,067)     (15,945)
        State. . . . . . . . . . . .        (6,582)    (4,185)      (2,696)
      Amortization of investment
       tax credits . . . . . . . . .        (6,054)    (6,065)      (6,665)
      Total income tax expense
       (benefit) . . . . . . . . . .      $(33,364)   $14,557     $382,987

     Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", temporary differences gave rise to deferred tax assets and deferred tax liabilities as follows at December 31:

                                                       1999         1998
                                                     (Dollars in Thousands)
  Deferred tax assets:
    Deferred gain on sale-leaseback. . . . . . .    $   87,220   $   92,427
    Monitored services deferred tax assets . . .        59,171       93,571
    Other. . . . . . . . . . . . . . . . . . . .       125,563      138,506
      Total deferred tax assets. . . . . . . . .    $  271,954   $  324,504

  Deferred tax liabilities:
    Accelerated depreciation and other . . . . .    $  614,309   $  613,730
    Acquisition premium. . . . . . . . . . . . .       283,157      291,156
    Deferred future income taxes . . . . . . . .       218,937      206,114
    Other. . . . . . . . . . . . . . . . . . . .        40,508       48,518
      Total deferred tax liabilities . . . . . .    $1,156,911   $1,159,518

  Investment tax credits . . . . . . . . . . . .    $   97,591   $  103,645

  Accumulated deferred income taxes, net . . . .    $  982,548   $  938,659

     In accordance with various rate orders, the company has not yet collected through rates certain accelerated tax deductions which have been passed on to customers. As management believes it is probable that the net future increases in income taxes payable will be recovered from customers, it has recorded a deferred asset for these amounts. These assets also are a temporary difference for which deferred income tax liabilities have been provided.

     The effective income tax rates set forth below are computed by dividing total federal and state income taxes by the sum of such taxes and net income. The difference between the effective tax rates and the federal statutory income tax rates are as follows:

   Year Ended December 31,                        1999      1998      1997

   Effective income tax rate. . . . . . . . .   (102.2%)    24.0%     43.4%
   Effect of:
    State income taxes. . . . . . . . . . . .     (6.0)     (4.5)     (5.0)
    Amortization of investment tax credits. .     18.5      10.0       0.8
    Corporate-owned life insurance policies .     25.4      15.0       0.9
    Affordable housing tax credits. . . . . .     28.5       2.1        -
    Accelerated depreciation flow through
      and amortization, net . . . . . . . . .    (11.1)     (2.9)     (0.4)
    Adjustment to tax provision . . . . . . .      3.9     (11.3)     (3.7)
    Dividends received deduction. . . . . . .     31.1      16.0        -
    Amortization of goodwill. . . . . . . . .    (17.6)     (11.4)       -
    Other . . . . . . . . . . . . . . . . . .     (5.5)     (2.0)     (1.0)

   Statutory federal income tax rate. . . . .    (35.0%)    35.0%     35.0%


21.  RELATED PARTY

     The company and ONEOK have shared services agreements in which facilities, utility field work, information technology, customer support, bill processing, and human resources services are provided to and billed to one another. Payments for these services are based upon various hourly charges, negotiated fees and out-of-pocket expenses. ONEOK paid the company $5.6 million in 1999 and $4.9 million in 1998, net of what the company owed ONEOK, for services.

     In 1999, the company sold 984,000 shares of ONEOK stock to ONEOK as a result of ONEOK's repurchase program. The company reduced its investment in ONEOK for proceeds received from this sale. All such shares were required to be sold to ONEOK in accordance with a Shareholder Agreement between the company and ONEOK. The company's ownership interest remains at approximately 45%.


22.  SEGMENTS OF BUSINESS

     In 1998, the company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires the company to define and report the company's business segments based on how management currently evaluates its business. Management has segmented its business based on differences in products and services, production processes, and management responsibility. Based on this approach, the company has identified four reportable segments: fossil generation, nuclear generation, power delivery and monitored services.

     Fossil generation, nuclear generation and power delivery represent the three business segments that comprise the company's regulated electric utility business in Kansas. Fossil generation produces power for sale to external wholesale customers outside the company's historical marketing territory and internally to the power delivery segment. Power marketing is a component of the company's fossil generation segment which attempts to minimize market fluctuation risk, enhance system reliability and maintain a market presence. Nuclear generation represents the company's 47% ownership in the Wolf Creek nuclear generating facility. This segment does not have any external sales.
The power delivery segment consists of the transmission and distribution of power to the company's wholesale and retail customers in Kansas and the customer service provided to these customers.

     The company's monitored services business was expanded in November 1997 with the acquisition of a majority interest in Protection One. Protection One provides monitored services to approximately 1.6 million customers in North America, the United Kingdom, and continental Europe.

     Other represents the company's non-utility operations and natural gas business.

     The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies. The company evaluates segment performance based on earnings before interest and taxes. Unusual items, such as charges to income, may be excluded from segment performance depending on the nature of the charge or income. The company's ONEOK investment, marketable securities investments and other equity method investments do not represent operating segments of the company. The company has no single external customer from which it receives ten percent or more of its revenues.

Year Ended December 31, 1999:
                                                                           Eliminating/
                      Fossil     Nuclear     Power    Monitored            Reconciling
                    Generation Generation  Delivery   Services   (1)Other   (2)Items     Total
                                              (Dollars in Thousands)
External sales. . . $  365,311 $     -    $1,064,385 $  605,176 $    1,284 $      2   $2,036,158
Internal sales. . .    546,683    108,445    293,522       -          -     (948,650)       -
Depreciation and
 amortization . . .     55,320     39,629     71,717    238,803      1,448       90      407,007
Earnings before
 interest and taxes    219,087    (25,214)   145,603    (24,013)   (27,754)  (26,252)    261,457
Interest expense. .                                                                      294,104
Earnings before
 income taxes . . .                                                                      (32,647)
Identifiable assets  1,476,716  1,083,344  1,783,937  2,558,235  1,165,145   (59,171)  8,008,206

Year Ended December 31, 1998:
                                                                           Eliminating/
                      Fossil     Nuclear     Power    Monitored            Reconciling
                    Generation Generation  Delivery   Services   (3)Other   (2)Items     Total
                                              (Dollars in Thousands)
External sales. . . $  525,974 $     -    $1,085,711 $ 421,095  $    1,342  $     (68) $2,034,054
Internal sales. . .    517,363    117,517     66,492      -           -      (701,372)       -
Depreciation and
 amortization . . .     53,132     39,583     68,297   117,651       2,010       -        280,673
Earnings before
 interest and taxes    144,357    (20,920)   196,398    56,727    (101,988)    12,268     286,842
Interest expense. .                                                                       226,120
Earnings before
 income taxes . . .                                                                        60,722
Identifiable assets  1,360,102  1,121,509  1,788,943  2,511,319  1,269,013    (99,458)  7,951,428

Year Ended December 31, 1997:
                                                                          Eliminating/
                       Fossil    Nuclear     Power   Monitored             Reconciling
                    Generation Generation  Delivery (4)Services (5,6)Other (2,7)Items    Total
                                              (Dollars in Thousands)
External sales. . . $  208,836 $     -    $1,021,212 $ 152,347  $  769,416  $     (46) $2,151,765
Internal sales. . .    517,167    102,330     66,492      -           -      (685,989)       -
Depreciation and
 amortization . . .     53,831     65,902     63,590    41,179      32,223       -        256,725
Earnings before
 interest and taxes    149,825    (60,968)   173,809   (38,517)    914,747    (62,583)  1,076,313
Interest expense. .                                                                       193,808
Earnings before
 income taxes . . .                                                                       882,505
Identifiable assets  1,337,591  1,154,522  1,721,021 1,593,286   1,238,088    (84,958)  6,959,550

(1) Earnings before interest and taxes (EBIT) includes investment earnings of $36.0 million, an impairment of marketable securities of $76.2 million and the write-off of deferred costs of $17.6 million.
(2) Identifiable assets includes eliminating and reclassing balances to consolidate the monitored services business.
(3) Earnings before interest and taxes (EBIT) includes investment earnings of $21.7 million and the write-off of international power development costs  of $98.9 million.
(4) EBIT includes monitored services special charge of $24.3 million.
(5) EBIT includes investment earnings of $37.8 million and gain on sale of Tyco securities of
    $864.2 million.
(6) Includes natural gas operations.  The company contributed substantially all of its natural gas business in exchange for a 45% equity interest in ONEOK in November 1997.
(7) EBIT includes write-off of deferred merger costs of $48 million.

     Geographic Information: Prior to 1998, the company did not have international sales or international property, plant and equipment. The company's sales and property, plant and equipment are as follows:

      Year Ended December 31,                    1999           1998
                                                (Dollars in Thousands)
      External sales:
        North America operations. . . . .     $1,873,152     $1,990,329
        International operations. . . . .        163,006         43,725
          Total . . . . . . . . . . . . .     $2,036,158     $2,034,054

      Property, plant and equipment, net:
        North America operations. . . . .     $3,881,294     $3,792,645
        International operations. . . . .          8,150          7,271
          Total . . . . . . . . . . . . .     $3,889,444     $3,799,916

23.  QUARTERLY RESULTS (UNAUDITED)

     The amounts in the table are unaudited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. The electric business of the company is seasonal in nature and, in the opinion of management, comparisons between the quarters of a year do not give a true indication of overall trends and changes in operations.

                                      First    Second     Third    Fourth
                              (Dollars in Thousands, Except Per Share Amounts)
  1999
  Sales . . . . . . . . . . . . .   $460,582  $476,142  $648,998  $450,436
  Gross profit. . . . . . . . . .    312,655   324,407   425,087   311,022
  Net income before
     extraordinary gain(1). . . .     20,747    18,489    49,010   (87,529)
  Net income(1) . . . . . . . . .     20,747    18,489    49,010   (75,787)
  Basic earnings per share available
    for common stock before
    extraordinary gain. . . . . .   $  0.31   $  0.27   $  0.72   $  (1.31)
  Cash dividend per common share.   $  0.535  $  0.535  $  0.535  $  0.535
  Market price per common share:
    High. . . . . . . . . . . . .   $ 33.875  $ 29.375  $ 27.125  $ 23.8125
    Low . . . . . . . . . . . . .   $ 26.6875 $ 23.75   $ 20.375  $ 16.8125

  1998
  Sales . . . . . . . . . . . . .   $382,343  $463,301  $701,402  $487,008
  Gross profit. . . . . . . . . .    252,040   291,338   365,415   302,002
  Net income before
     extraordinary gain(2). . . .     29,813    29,415    71,421   (84,484)
  Net income(2) . . . . . . . . .     29,813    31,006    71,421   (84,484)
  Basic earnings per share available
    for common stock before
    extraordinary gain. . . . . .   $   0.44  $   0.42  $   1.08  $  (1.29)
  Cash dividend per common share.   $  0.535  $  0.535  $  0.535  $  0.535
  Market price per common share:
    High. . . . . . . . . . . . .   $ 44.188  $ 42.688  $ 41.625  $ 43.250
    Low . . . . . . . . . . . . .   $ 40.000  $ 36.875  $ 37.688  $ 32.563

  (1) The effect of Protection One's change in accounting principle effected income in the third quarter of 1999 by increasing amortization expense by $47 million.
  (2) The loss in the fourth quarter of 1998, is primarily attributable to a $98.9 million charge to income to exit the company's international power development business.

24.  SUBSEQUENT EVENTS

     Marketable Securities: Through March 16, 2000, the company sold a significant portion of an equity investment in a gas compression company and realized a gain of $72.6 million.

     In February 2000, Metrocall, Inc., a paging company whose securities were included in our investment portfolio at December 31, 1999, made an announcement that significantly increased the market value of paging company securities in the public markets. During the first quarter of 2000, the remainder of these paging securities were sold and a gain of $24.9 million was realized.

     Retirement of Protection One Debt: In the first quarter of 2000, Westar Capital, purchased an additional $46.3 million of Protection One bonds in the open market and recognized an extraordinary gain of $14.4 million, net of tax.

     Protection One European Operations: On February 29, 2000, Westar Capital purchased the continental European and United Kingdom operations of Protection One, and certain investments held by a subsidiary of Protection One for an aggregate purchase price of $244 million. The basis of the net assets sold did not change and no gain or loss was recorded for this related party transaction. Terms of the agreement were approved by a special committee of outside directors of Protection One. The special committee obtained a fairness opinion from an investment banker.

     Dividend Policy: The company's board of directors reviews the company's dividend policy on an annual basis. Among the factors the board of directors considers in determining the company's dividend policy are earnings, cash flows, capitalization ratios, competition and regulatory conditions. In January 2000, the company's board of directors declared a first-quarter 2000 dividend of 53 1/2 cents per share. In March, the company announced a new dividend policy that will result in quarterly dividends of $.30 per share or $1.20 per share on an annual basis to be effective with the anticipated declaration of the July 2000 dividend.

     Corporate Restructuring: On March 28, 2000, the company's board of directors approved the separation of its electric and non-electric utility businesses. The separation is currently expected to be effected through an exchange offer to be made to shareholders in the third quarter of 2000. The exchange ratio will be described in materials furnished to shareholders upon commencement of the exchange offer. The impact on the company's financial position and operating results cannot be known until the exchange ratio is determined. The company expects to complete the separation in the fourth quarter of 2000, but no assurance can be given that the separation will be completed.